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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Benfield Group

*CURRENT ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34786 FISCAL YEAR 12-31-03

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DAT : 6/14/04



BENFIELD

ANNUAL REPORT & ACCOUNTS 2003 I FOCUSED GROWTH

BENFIELD GROUP LIMITED

CHAIRMAN'S STATEMENT



"Excellence is the result of caring more than others think is wise; risking more than others think is safe, dreaming more than others think is practical, and expecting more than others think is possible."

At Benfield, we talk a lot about excellence and, for me, the quotation above, which is commonly attributed to entrepreneur and author, Mac Anderson, epitomises what Benfield is all about.

That commitment to excellence has led us through yet another year of tremendous achievement, one of the highlights of which has to be our successful Initial Public Offering on the London Stock Exchange in June. We were delighted with the level of interest shown in Benfield and I welcome our new shareholders.

I believe that the success of the IPO is a reflection of the strength of our record and our unique market position as the world's largest independent reinsurance intermediary. Over the last few years, we have created a global business, through a combination of selective acquisitions and organic growth, and we have done this without losing either our customer focus or our distinctive Benfield culture, both of which have been key to our success.

An external measure of our achievements has been recognition by the industry in the form of numerous awards. Whilst I don't think we should revel too much in the 'award syndrome', the one that has given me most personal satisfaction is the unique 'Decade of Achievement' award from The Review magazine in September 2003. The Review summarised very well the achievement of the entire Benfield team, a number of whom have been with the Group for at least the whole decade, if not longer:

"The award recognises the outstanding and consistent success of a company in the re/insurance field that has gone from strength to strength in a period of great change and often great instability. For its successful and ground-breaking innovation, for its superior and imaginative management, for its service to clients and its phenomenal growth, Benfield takes the prize for a truly outstanding decade of achievement."

Characteristically, Benfield Team Members have allowed neither the IPO nor industry awards to distract them from their focus on customers and in 2003, we continued to see growth in all areas of the business. Grahame Chilton expands on this in his Chief Executive's Review.

In this context I am delighted to report that our turnover is in excess of £300 million representing an increase on a constant currency basis of 11.8%. In addition our trading margin increased to 28.8% from 28.4%.

I am also pleased to report that the Board has proposed a final dividend of 6p per common share making a total of 8p per common share for the year. The final dividend will be paid on 14 May 2004 to shareholders on the register at 26 March 2004.

As part of the preparation for the IPO, we continued to focus on strengthening corporate governance and the overall management framework of the Group. In May 2003, two additional Non-Executive Directors, Paul Roy and Andrew Fisher, were appointed. Both bring a wealth of experience and I welcome them to the Board. The revised corporate governance code states that boards should undertake a rigorous annual evaluation, both of their own performance and that of their committees and individual members. We see this as a very positive development and are active in our preparations for meeting it.

The last 12 months have seen continued uncertainty in world capital markets with almost unprecedented fluctuation in every area. Our customers, which include governments and some of the world's largest corporations, rely on our skill and advice to ensure that their risk profile is optimised. Market conditions are no less challenging than they've ever been, and we have again seen many established reinsurers forced to strengthen reserves on past business. While the pace of change remains relentless and many reinsurers have had to reposition themselves as they adapt to tough trading conditions, it is encouraging to see the resilience of the reinsurance market, which has continued to attract new capital. This has added to capacity in some areas, although we continue to expect the reinsurance market to remain generally stable through 2004. Our task is to provide a superior level of advice and service and to create optimum solutions which set us apart from other intermediaries.

As we start out on life as a public company, I firmly believe that our focus should continue to be on our business and should be twofold: on our customers in making them more successful, and on our Team Members in providing them with an environment in which they can flourish. If we continue to do this in the future as relentlessly and successfully as we have in the past, we will more than satisfy the expectations of our investors.

Calvin Coolidge, the 30th President of the United States of America, wrote 'Press on. Nothing can take the place of persistence. Talent will not; nothing is more common than unsuccessful people with talent. Genius will not; unrewarded genius is almost a proverb. Education alone will not; the world is full of educated derelicts. Persistence and determination alone are omnipotent.'

I am immensely proud of what we have created together at Benfield. I am immensely proud also of the team of hugely talented people that we have in the Group worldwide and I thank them for their continuing support and commitment to excellence. Their skill and care, coupled with their persistence and determination, have made Benfield what it is today.

John Coldman
Chairman
15 March 2004



Excellence is the result of caring more than others think is wise; risking more than others think is safe, dreaming more than others think is practical, and expecting more than others think is possible.



January
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• 27 - Benfield publishes major report on 2002/3 renewal season
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• 31 - Appointment of Dan Malloy to lead US financial risk management practice

February
01
02
• 03 - Bermuda office opening
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CHIEF EXECUTIVE'S REVIEW



March

05 – Expect launched – new system for monitoring terrorism exposure

April

07 – Unveiling of Benfield's new global brand identity

28 – Benfield Hazard Research Centre launches MSc in Geophysical Hazards



I am pleased to report strong progress through the period that saw us make the transition from private to public company. Profit before exceptional items and taxation increased by 123.6% to £60.6m (2002: £27.1m) and profit before tax has increased to £31.2m in 2003 (2002: £9.8m).

[illegible] of EW Blanch has created [illegible] platform for growth, with our established operations in Europe, Scandinavia and the Asia-Pacific region now complemented by a strong base in the US. Benfield's relatively low market share in North America gives considerable scope for growth, which is already being realised as illustrated by the underlying revenue growth generated by our US operations this year. The overall performance of the Group reflects the benefits of investment in new areas within our International Division, the realisation in our US Division of benefits following the successful integration of EW Blanch, and continued organic growth across many areas of our business.

Operating revenue increased by 5.8% to £307.7m from £290.9m in the previous year. Approximately 88% of turnover was generated from existing customers (2002: 85%), with the remainder being in respect of new customer wins and non-recurring business. Revenue from one-off transactions represented 5.5% of turnover (2002: 8.0%). Reported revenue growth in both Divisions was impacted by the depreciation of the US dollar and after removing the effect of movements in currency exchange rates, operating revenue increased by 11.8%. The Group trading result increased by 29.8% to £88.5m from £68.2m in the previous year. Underlying this increase was growth across both operating Divisions, most significantly in the US.

With our two main operating Divisions each generating growth in both revenue and margin, combined with continued discipline over costs, the Group trading margin increased substantially, improving to 28.8% (2002: 23.4%). International revenues were up 2.9% to £173.1m (2002: £168.3m), an increase of 6.4% on a constant currency basis. The International margin improved to 35.0% from 34.7% in 2002. US revenues increased by 4.7% to £126.1m (2002: £120.4m), an increase of 14.5% on a constant currency basis. The US margin recovered strongly to 31.9% from 19.1% in 2002. A more detailed account of our International and US Divisions is given in the Business Review.

Diluted earnings per share increased to 6.28p from a loss per share of 0.74p in 2002. During the year the Group incurred a net exceptional charge of £29.4m, predominantly arising from events relating to the Group's Initial Public Offering. Excluding exceptional [illegible] share improved by [illegible] to 19.2p.

The Corporate Investment Group was set up in September 2002 to manage the Group's investment portfolio and review potential investment opportunities. Whilst we chose not to make any new investments in 2003, we sold part of our investment in Montpelier Re, generating an exceptional gain of £6.0m. A review of the rest of the portfolio continued throughout 2003 and during the year a number of smaller investments were sold or discontinued.

The preparation for the IPO was a lengthy and demanding process which encompassed all aspects of our business. I am pleased to report that in every area from finance to human resources to IT to corporate governance we have attained the demanding targets which we set ourselves. This is a tribute to the team members outside the broking operations who make such an important contribution to the success of our business. I was delighted that as part of the IPO process we were finally able to make all eligible Benfield employees shareholders of the Group.

Our long-standing strategy of investment in leading-edge risk expertise, from credit rating to peril modelling to actuarial analysis, is again proving highly valuable as customers look to us to help them meet the challenges of rapidly changing market conditions. Our ability to work as a global team, drawing upon these skills and expertise across the Group, remains a key competitive strength which contributed to significant new business wins in 2003. Our flexible but focused approach also underpins our high level of customer retention.

The reinsurance market continues to undergo unprecedented change. Investment markets have recovered somewhat, but many insurer and reinsurer balance sheets remain impaired. Reserve shortfalls have again proved a problem for those with exposure to casualty business, as shown by additional reserving on both sides of the Atlantic throughout 2003. Investors have continued to commit funds to the sector but with a few exceptions much of the capital raised in 2003, as in 2002, has been for reserve strengthening rather than new business. The Bermudian market continues to expand and our investment in Montpelier Re in 2001 has proved to be timely and beneficial for our shareholders.

[illegible] most classes of property reinsurance [illegible] and casualty lines continued to harden. Improved underlying profitability encouraged increased retentions by cedants, although this was offset in a number of areas by demand for larger limits of protection against catastrophic events. In the traditional markets of the US and Europe, some reinsurance capacity has withdrawn, particularly amongst direct reinsurers, whether through financial distress or a loss of appetite for reinsurance exposure. Given continued pressure on balance sheets and subdued investment markets we do not expect to see significant overall softening of reinsurance rates in 2004, although we expect the downward adjustment of some property catastrophe rates to continue.

Many of the trends in our marketplace are favourable for Benfield. The broker orientated markets of Bermuda and Lloyd's have been the strongest recent performers and most of the new reinsurance capacity created since 2001 has been in these markets.

Both our International and US Divisions are focused on growth and margin improvement, whilst we remain realistic about the current impact of a weak US dollar. We expect further good growth in the US during 2004 and some progress in the International Division, which continues to be affected by market conditions in certain specialty classes.

We anticipate further consolidation in the insurance broking industry and are excited by the opportunities we believe this will bring us to enhance the growth of our business.

Complacency is not an option. The pace of change in our industry shows no sign of slackening, and increasingly customers are looking to the broker to add value across their whole risk management process rather than simply accessing capacity. Overall I believe that Benfield is well positioned to meet these challenges. Our business thrives on change and during 2003 the Benfield global team continued to demonstrate the innovative thinking and customer focus which are key to our success. I look forward to our next 'decade of achievement'.

Grahame Chilton
Chief Executive
15 March 2004

BUSINESS REVIEW International Division

The International Division operates in all of the world's major markets for reinsurance and this diversity underpinned a solid performance for the year. Strong revenue growth in several key areas targeted for expansion more than offset the performance of certain parts of the business where market conditions rendered revenue increases more difficult.

Operating revenue grew to £173.1m from £168.3m, a rise of 2.9% over the previous year. Approximately 51% of the Division's revenues are in US dollars and consequently the depreciation of the US dollar had an adverse impact on the reported increase. At constant rates of exchange, operating revenue increased by 6.4%. The closure or disposal during the year of certain lower margin lines of business also adversely impacted the reported year on year revenue growth.

Trading result increased by 3.9% to £60.7m for the year. Trading margin also improved to 35.0% from 34.7%. This reflected the achievement of revenue growth whilst maintaining a disciplined approach to managing costs.

In April a Turkish branch office was opened to service the increasing volume of Turkish business. Istanbul was also the venue for one of a series of highly successful Benfield seminars held in Europe, Canada and Asia during 2003. The most significant of these was Benfield's biennial conference in Paris in May which has become established as an important event for the European reinsurance market, attended by more than 200 senior insurers and reinsurers from both sides of the Atlantic. An inaugural conference by Benfield's ReMetrics team for the London market was also very successful and both events further strengthened Benfield's well-established position as a leading commentator on market issues. Benfield's exclusive focus on reinsurance combined with research and analytical capabilities provides a unique perspective which is highly valued by our customers.

Demand for the specialist modelling and analytical skills of the ReMetrics team has continued to grow. The ability to utilise this expertise to create innovative solutions remains a key competitive advantage. In May 2003 a new software tool was launched, which enabled insurers to monitor concentrations of terrorism risk on their property portfolios. In addition, ongoing investment in developing regional catastrophe models, such as Czech Flood and Turkey Earthquake, has further enhanced the Division's ability to win and retain customers.

Strong revenue growth was achieved by the European business unit. Offices in Prague, Bratislava, Paris and Brussels worked successfully with our London-based team and achieved considerable progress. This included growth in casualty classes and in Eastern Europe, both areas that had been identified as targets for expansion. The scaling back of quota share capacity traditionally provided by reinsurers on a direct basis is creating opportunities to develop further relationships with cedants. Following recent corporate restructuring within the insurance industry, expansion opportunities exist across many classes of business throughout Europe.

The Latin America, Canada & Caribbean business unit continued to develop strongly, with the integration of the Chilean and Argentina operations of EW Blanch now completed. The Canada operation also experienced good growth.

In addition, the Asia Pacific business reported solid growth. Whilst consolidation in the Japanese market restricted prospects for growth, opportunities did arise as the demand for reinsurance increased as a consequence of companies buying reinsurance for the first time. Progress was also reported in the Australia, Singapore and New Zealand operations. A number of large but under-developed markets in the region offer excellent longer term growth prospects, especially China, which has huge longer term potential in terms of reinsurance demand as the local insurance market develops following China's entry into the World Trade Organisation. Already Benfield places three catastrophe reinsurance programmes for Chinese insurers. The Chinese reinsurance market remains an area for longer term growth and in 2003 we opened an office in Shanghai to develop opportunities arising in this area.

Results of the Global Specialty business unit were mixed. A global centre for facultative reinsurance was established in London and this expertise, combined with market knowledge provided by our global office network, produced good opportunities in the year. It is anticipated that this trend will continue in 2004 as the Division benefits further from this structure and undertakes new hires in this area. In contrast, the hard market led to decreased spending on certain specialty classes of reinsurance as insurers restructured their programmes and retentions increased. Particularly affected was the Aviation reinsurance business in the second half of 2003, putting pressure on the Division's margins as a whole in that period. It is expected that this market trend will continue and consequently a return to growth in this area in 2004 is not anticipated.

Towards the end of the year the Division acquired a further 43% of International Space Brokers, the world's only dedicated space insurance broker, bringing it within the Group. This provides an excellent opportunity to grow the Division's existing position in the space insurance market and to further enhance the range of services offered to customers. In addition, the Australian operation recently announced its acquisition of AIRS Re Pty Ltd, in line with the intention to make strategic acquisitions which complement core operations.


CHINA

CHINA - Case Study

Rapid economic growth combined with deregulation and increasing demand means that the growth potential of the Chinese insurance and reinsurance markets is enormous. Benfield has a long-standing presence in the region and consolidated this in 2003 with the opening of an office in Shanghai. With more than 60% of its global portfolio in catastrophe reinsurance, Benfield is particularly well placed to advise Chinese insurers in a region which is prone to almost every type of natural disaster. Already Benfield places three Chinese catastrophe reinsurance programmes, [illegible]

As well as excess of loss reinsurance there is growing demand for reinsurance of marine, non-marine and personal accident business. In 2003, Benfield placed a proportional reinsurance programme for new export credit insurer China Export & Credit Insurance Corporation (SINOSURE) to support it in developing its book of short term credit insurance business, which is likely to exceed US$4billion. Thought to be the first ever reinsurance programme to be placed for a Chinese government agency, the proportional treaty arrangement is led by Munich Re. Other participating markets include key reinsurers in Bermuda, London, Europe and the US. Upon becoming a member of the World Trade [illegible]

monopoly for all Chinese export credit insurance. Its policy holders are exporters who are Chinese owned and domiciled in mainland China.

While the deregulation and rapid growth of the Chinese market are already generating multiple opportunities, the full potential of the market will only emerge over the longer term. Benfield's experience in other Asian markets such as Japan underlines the importance of a long term commitment. In 2003 Benfield established a training programme for local employees in China and the first trainee was hired. We expect to strengthen further the [illegible]

Exploiting Opportunities

We thrive on change because it brings opportunity. It allows us to challenge ourselves, to show us as quick and responsive.


May
14 – Benfield 2002 Financial Results announced
28 – Benfield launches its IPO
30 – Benfield-sponsored TSR launches
June
18 – Benfield successfully completes IPO and raises

The US Division's growth strategy is to focus on three business segments: large national account writers, large regional insurance companies and specialty writers. Success in all these areas contributed to the US Division's strong revenue growth in 2003. For the second year running, the Division achieved substantial new business growth from both existing and new customers, including some of the largest insurers in the US. In 2003, the US Division continued to improve its trading margin through disciplined spending and the full integration of the acquired EW Blanch business.

Operating revenues increased by 4.7% to £126.1m from £120.4m. At constant rates of exchange, revenues rose by 14.5%. This strong revenue growth combined with disciplined management of the cost base saw the trading result improve by £17.2m to £40.2m, a year on year increase of 74.6%. Trading margins improved to 31.9% from 19.1%.

Demand for the analytical skills and diagnostic tools of our Solutions team has continued to grow. The combination of casualty, property and financial expertise to create innovative solutions remains a strong competitive advantage. Over the past three years, there has been heavy investment in developing specialist expertise, including actuaries, accountants, bankers and software developers, who are able to conduct detailed specific analyses of a customer's needs and then create custom solutions [illegible] volatile market, this [illegible]

reinsurance solutions to enable them to achieve required returns. This advantage translated into several key wins during 2003, including the development of specialised solutions to manage customers' risk related to adverse reserve development and innovative capital solutions for our small and midsize customers.
In addition, by further utilising Benfield's expertise and independence, the Division won several new accounts that had previously been written by direct writers. Programme renewals also provided revenue growth due to the continued firming of premium rates during 2003, particularly in casualty lines of business.

In a business climate which demands an increased focus on specific performance targets and corporate governance, customers are less inclined to rely on past relationships, or those in which their primary relationships may have been leveraged. Many of Benfield's new business wins in 2003 resulted from Benfield's demonstrably superior capabilities in analysis and technology. The ability to take an innovative approach based on fundamental analysis was particularly valuable for customers having to address distressed lines of business and capital adequacy issues.

During 2003 internal initiatives to strengthen further the Benfield team were implemented. While there was a continued emphasis on cost control, some key new people were acquired in line with the growth strategy for the US business. [illegible] mainly in specialty lines such as [illegible], accident and health, surety, and finite



reinsurance. A new sales management tool, which is integrated with the US administrative system, was launched. This has created a centralised comprehensive database for all customer data and enables all the teams dealing with any given customer to have real-time access to a very high level of information including all transactional and claim data. From the customer's perspective this should further enhance the speed of response and service Benfield offers, while also improving management information within the US Division.

Benfield's expertise in natural catastrophe risks is reflected in its position as lead broker to the California Earthquake Authority, which Benfield has held since its inception. In 2003, following a competitive tender, the Authority confirmed this position in a multiple year re-appointment as the lead intermediary for their reinsurances effective in 2005.

Creating or accessing new capacity when necessary has always been a key capability in delivering solutions to Benfield's customers. Benfield's creative thinking was applied to this issue in 2003 as part of a syndicate including investment banks which developed a $300m 'trust preferred' offering that enables reinsurance customers to obtain capital more cheaply and efficiently than they could from traditional banking channels. The trust preferred is a 30-year debt instrument that can be treated as equity. This was highly successful and Benfield is now working on a similar new structure to satisfy further demand. A different approach was needed

when a reinsurer approached Benfield to help find a new issuing carrier partner. This demanding task required input from specialists in both the US and Benfield's London office. With Benfield's assistance the reinsurer now underwrites via a major syndicate.

Following an extensive technology review which concluded that further substantial investment in Unisure was not appropriate for the Group, Paragon, the Division's asset recovery and reinsurance administration business, sold Unisure to Fiserv Inc. in September 2003. Fiserv acquired the assets of Unisure and formed a strategic relationship with Paragon by which Fiserv agreed to provide access to its entire line of reinsurance and related products to Paragon and Benfield. Fiserv will continue to support Paragon's reinsurance administration outsource business with the Unisure reinsurance administration system. Paragon also experienced several large key wins, which contributed to the overall revenue growth in 2003.

Looking ahead, the Division's relatively low market share in the largest market for reinsurance in the world provides continued opportunity for growth and customer gains. Casualty is a particular product opportunity where the Division can utilise its considerable analytical and technical skills to continue to create customised innovative solutions in areas such as professional liability, medical malpractice, errors and omissions and directors and officers coverage.

Government Schemes – Case Study

Benfield has built an enviable reputation as the adviser of record to a number of Government entities around the world as they seek risk management solutions to a variety of risks. This is a significant area of growth for Benfield.

Our ability to put together teams from a worldwide pool of insurance and reinsurance professionals means that we can bring modelling, actuarial, consultancy and broking expertise to bear for our customers. In 2003, we retained our position as lead broker on the world's largest reinsurance program, the California Earthquake Authority and Paragon continued its [illegible]

Outside the US, Benfield retains its position as consultant and lead broker to the New Zealand Earthquake Commission (EQC), one of the world's top ten cat reinsurance programmes. We are also lead broker to the Norwegian Natural [illegible] and South African Special [illegible]

Focusing on Growth

Many of the trends in our marketplace are favourable for Benfield. With further consolidation in the insurance broking industry expected during 2004, we are excited by the opportunities this will bring us to enhance the growth of our business.



July
01
• 02 – Partial disposal of investment in Montpelier Re
03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
• 31 – Office in China opens with confirmation of operating license for China

August
01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31

Benfield has been pioneering hazard and catastrophe modelling techniques since the late 1980's and in 2003 we continued to develop our *range of regional modelling tools. New models in* 2003 included GAPFlood Slovakia, the first probabilistic flood risk model for Slovakia, and GAPQuake Switzerland, a new model for calculating potential earthquake losses. GAPFlood Czech, whose launch in 2002 proved all too timely just before the catastrophic floods, has been further developed using the loss claims data from the 2002 event. Both the Czech and Slovak flood models are now used by most of the insurers in these markets to assess their exposures.

The integration of EW Blanch means that all US customers also have full access to Benfield's modelling capabilities. In the US alone Benfield carries out over 700 modelling analyses every year for more than 150 customers, using data at street address level which can range from 100,000 to over 1 million records per analysis.

Casualty lines have caused some of the most intransigent problems for our industry but demand for casualty coverage, particularly in the *litigious environment* of the US, continues to increase. Meeting this demand for cover while limiting downside in difficult market conditions is a challenge for both primary insurers and their reinsurers. During 2003 Benfield successfully adapted modelling and analytical capabilities usually applied to property risks to create innovative solutions in casualty lines. Detailed portfolio and contract analysis and the application of actuarial, financial consulting and specialist casualty expertise were applied to create completely new approaches to managing and reinsuring casualty lines for several major customers. This contributed to significant growth in the US Division's casualty account through both existing and new customers.




Zip code 11219
(with buffer zone)
Neighbours:
11232
11218
11204
11228
11220
11219
11215
11226
11209
11230
11214
11223
0 500 1,000
Meters

- Case Study

Benfield's long-standing investment in peril modelling capabilities and specialist software gives an enhanced capability to respond to the changing needs of customers. Since the tragic events of September 11, 2001, modelling *terrorism risk has been a new priority for many* insurers. In May 2003 EXPECT (EXPosure Evaluation and Control Tool), a new software tool enabling insurers to monitor concentrations of terrorism risk in their property portfolios, was launched. EXPECT uses an internal database of postal and zip codes and their proximity to each other in order to estimate the insurer's peak exposure accumulation in a specific country or region. Many of Benfield's largest customers are now using EXPECT to assess their exposures.

Benfield's ability to model terrorism risk concentrations also enabled the placement of a terrorism reinsurance facility in 2003 for all private insurers of property risks within the Swiss insurance market, using a customised version of EXPECT. This uses an internal database of more than 250,000 locations across Switzerland and their proximity to each other to calculate peak exposure accumulations. The multi-user system allows different companies to input confidentially their own policies while monitoring the level of accumulation across all the users in the Swiss *insurance market.*

Pioneering Spirit

We are proud of our reputation as a pioneer but we are never complacent. Creative ingenuity is fundamental to our attitude. Our creativity is considered; focused around our expertise in the reinsurance market. During 2003, we successfully adapted modelling and analytical capabilities usually applied to property risks to create innovative solutions in casualty lines.



September
01
02
• 03 - 2003 Interim Results announced
• 04 - Hurricane Fabian hits Bermuda
05
06
07
• 08 - Benfield wins Reactions Award for 'Reinsurance Broker of the Year'
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• 19 - Benfield wins Review Worldwide Reinsurance award for 'Decade of Achievement 1994-2003'
• 20 - Hurricane Isabelle hits Eastern USA
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October
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• 13 - Benfield solves terrorism coverage for Swiss Private Insurance Market
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• 15 - Inaugural GAP seminar series held
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Sometimes speed of response can be as important to the customer as accuracy and expertise. For example, Benfield's ability to model exposures at the street address level was used successfully in helping insurers assess their exposures to the wildfires in California in October 2003. These fires, which started on 21 October and continued until 5 November, destroyed more than 3,600 residential properties and killed 20 people. This cumulative outbreak of wildfires was the worst California has experienced in over a decade and estimated total insured losses are in excess of US$2.5 billion.

In the midst of this crisis, Benfield developed ground-breaking analysis tools to assess exposures and losses faced by insurers from the fires. Within 24 hours of a customer request, Benfield was able to give management real-time updates on their exposures by combining mapping of the fire zones with the addresses of the insurer's property portfolio. Benfield prepared such models for more than 30 primary insurers. The models showed properties in risk locations as well as properties presumed lost and the insurer's loss exposure. These exposures were re-mapped on a daily basis, giving the insurers detailed data on which to base initial claims projections and allocate loss adjusting resources, thus giving them a head start in the claims process. Benfield also made the models available to financial firms that manage large portfolios of properties. Customer response to Benfield's initiative was extremely positive.




VENTURA COUNTY
Ventura County
Fires Burn Zone
494 Properties
$171 Million TIV
Potential Burn Zone
County Boundary
ZIP Code Boundary
Properties
93015
93060
93066
93021
91381
LOS ANGELES COUNTY
Miles

California Wildfires - Case Study

To determine the extent of fire loss potential, Benfield used information made available on a daily basis from the United States Department of Agriculture Forest Service to estimate the burn zone for each of the seven main fires: Ventura County, Old Fire/Grand Prix, Paradise, Cedar, Hemet/Temecula, Roblar, and Mine. Benfield tracked fire detection points as reported to the US Forest Service by their Remote Sensing Application Center. Benfield then generated a 'burn zone' using the latitude and longitude of each detection point to create a polygonal representation of the fire boundaries for the seven fires. These zones were updated on a daily basis to include new detections, or a spread in each fire.

Once the burn zones were defined, Benfield overlaid individual customer portfolio data to determine the location of each insured property in relation to the burn zones. From this, we were able to conclude whether or not an individual property was likely to be affected by the fires, and which properties, depending on the behaviour of the fires, were in the general path of the fire's spread. By cross-checking the burn zones and the location schedules for our customers, we were able to report back to the customer location specific information, including address, policy limits, and insured values at risk.

This modelling was automated so that we were able to provide our customers with daily updates regarding the progress of the fires and their risk potential.

Relentless Energy

Our culture demands that we strive relentlessly to exceed our customers' expectations. The ability of Benfield people to work across disciplines and territories is a key strength of our business because sometimes speed of response is as important to our customers as accuracy and expertise.


wildfires with up-to-date loss analysis modelling
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December
01
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03
Broking Team of the Year Award' from Insurance Day
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09
10 - Benfield publishes major study on Chinese Insurance Market
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Benfield plc provides a broad range of reinsurance intermediary, risk advisory and related services to customers worldwide, including the structuring, arranging and placing of reinsurance programmes.

The Group manages its core intermediary business on the basis of two operating divisions – International and the US. In addition, the Group has a portfolio of investments, which together with certain central costs, are accounted for in the Group's Corporate Division.

Results for the year ended 31 December 2003

The profit and loss account on page 36 has been prepared in accordance with the requirements of the Companies Act 1985. The analysis of operating revenue and trading result set out on page 46 conforms more closely to the manner in which the Group operates its business and assesses its financial performance. This analysis is summarised in Table 1.



Table 1 – Group Results

	2003 £m	2002 £m	Growth as reported	Growth Constant Currency (3)
Operating revenue				
International	173.1	168.3	2.9%	6.4%
US	126.1	120.4	4.7%	14.5%
Corporate	8.5	2.2		
Total operating revenue	**307.7**	**290.9**	**5.8%**	**11.8%**
Trading result (1)				
International	60.7	58.4	3.9%	15.5%
US	40.2	23.0	74.6%	95.0%
Corporate	(12.4)	(13.2)		
Total trading result	**88.5**	**68.2**	**29.8%**	**45.0%**
Depreciation	(9.9)	(12.2)		
Amortisation	(9.4)	(10.0)		
Share of operating losses of associated undertakings	(3.1)	(5.3)		
Other investment income	0.7	-		
Interest payable and similar charges	(6.2)	(13.6)		
Profit on ordinary activities before taxation and exceptional items	60.6	27.1		
Exceptional items	(29.4)	(17.3)		
Profit on ordinary activities before taxation	**31.2**	**9.8**		
Trading margin (2)				
International	35.0%	34.7%		
US	31.9%	19.1%		
Total trading margin	**28.8%**	**23.4%**		

(1) Trading results comprises operating profit before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items (see note 1).
(2) Trading margin represents trading result as a percentage of operating revenue.
(3) Calculated by translating 2003 operating revenue and trading result at 2002 rates of exchange.



Change in accounting policy

The Annual Report includes the profit and loss account, balance sheet and cashflow for the year ended 31 December 2003, together with comparative figures for the previous year.

The comparative information has been based on the Accountants Report prepared for inclusion in the Listing Particulars dated 13 June 2003 and has been restated to reflect the adoption in 2003 of Amendment to Financial Reporting Standard 5, 'Reporting the substance of Transactions' ("FRS 5 Application Note G").

The effect of the adoption of FRS 5 Application Note G has been for the Group to change its revenue recognition policy. Revenue on fixed or minimum premium instalments is accelerated to the point where placement services are completed, whereas previously such revenues were recognised as the instalment premiums were billed. In addition to the extent that future revenue from existing policies is not expected to meet the cost of fulfilling post placement contractual obligations, a proportion of placement revenue is now deferred.

The impact on full year reported results of the adoption of FRS 5 Application Note G has not been significant and is set out in Table 2.

Table 2 - FRS 5, change in accounting policy

	Operating revenue £m	Trading results £m	Profit after tax £m
Year ended 31 December 2003			
Prior to adopting FRS 5 Application Note G	308.7	89.5	15.7
Impact of adoption	(1.0)	(1.0)	(0.6)
As reported	**307.7**	**88.5**	**15.1**
Year ended 31 December 2002			
As previously reported	291.5	68.8	2.1
Impact of adoption	(0.6)	(0.6)	(0.6)
As restated	**290.9**	**68.2**	**1.5**

The seasonality of the Group's operating revenue is such that a greater proportion of placements occur in the first half of the year. Consequently, had FRS 5 Application Note G been adopted at the time of reporting the Group's 2003 interim financial information, then the effect would have been to recognise approximately two thirds of the Group's revenue in the first half of the year.

Operating revenue

Operating revenue increased by 5.8% to £307.7m for the year ended 31 December 2003 from £290.9m for the year ended 31 December 2002. Approximately 88% of turnover was generated from existing customers (2002: 85%), with the remainder being in respect of new customer wins and non-recurring business. Revenue from one-off transactions represented 5.5% of turnover (2002: 8.0%). Reported revenue growth in both Divisions was impacted by the depreciation of the US dollar and after removing the effect of movements in currency exchange rates, operating revenue increased by 11.8%.

The International Division operating revenue grew by 2.9% to £173.1m for the year ended 31 December 2003 from £168.3m for the year ended 31 December 2002. At constant rates of exchange, operating revenue increased by 6.4%. Within the division, there was strong growth across Europe. In addition, the Latin America and Pacific Rim business units also performed well. In contrast, the hard market led to a decrease in demand for certain specialty classes of reinsurance, particularly Aviation, which adversely affected the result in the second half of the year.

US operating revenue increased by 4.7% to £126.1m for the year ended 31 December 2003 from £120.4m for the year ended 31 December 2002. This reported growth was significantly impacted by the weaker US dollar, and at constant rates of exchange, operating revenue increased by 14.5%. The increased revenue was achieved through strong growth in new business from our existing US customer base and from new customers, including some of the largest insurers in the US, representing further gains in overall market share.

Increased revenue in the Corporate Division predominately reflects growth in the employee benefits business.

Trading result and margin
The Group trading result increased to £88.5m from £68.2m in the year ended 31 December 2002, an increase of 29.8%. Underlying this increase was growth across all divisions, most significantly in the US. At constant rates of exchange, the Group trading result increased by 45.0%. The Group's trading margin continued an upwards trend and improved significantly to 28.8% from 23.4%.

The International Division trading result increased by 3.9% to £60.7m for the year ended 31 December 2003. Trading margin also improved further to 35.0% from 34.7%. This reflected the achievement of revenue growth whilst maintaining a disciplined approach to controlling costs.

The US Division trading result increased significantly by 74.6% to £40.2m for the year ended 31 December 2003. This growth has been achieved by building on the platform established from the acquisition of the predominantly US based EW Blanch. A rationalised cost base, combined with the strong revenue growth, has led to significant margin enhancement, with trading margin improving to 31.9% from 19.1%.

Trading result at Corporate Division level remained relatively stable.

Exceptional items
In the year ended 31 December 2003, the Group incurred a net exceptional charge of £29.4m, predominantly arising from events relating to the Group's Initial Public Offering. This included £22.4m relating to share based awards made to certain key employees for services provided prior to the Initial Public Offering, £2.7m of professional fees and £6.1m of exceptional finance charges relating to cancellation of a credit facilities agreement which was repaid at the time of the Initial Public Offering. These charges are not expected to recur.

Offsetting the exceptional charges was a gain of £6.0m resulting from disposal of part of the Group's interest in Montpelier Re Holdings Ltd.

Full details of the operating and non-operating exceptional items for the two years ended 31 December 2003 are set out in note 3 on page 47.

Profit before tax
Profit before tax increased to £31.2m in the year ended 31 December 2003 from £9.8m in the year ended 31 December 2002. Profit before tax and exceptional items increased by 123.6% to £60.6m in the year ended 31 December 2003.

Earnings per share
Basic earnings per share increased to 6.8p for the year ended 31 December 2003 from a loss per share of 0.74p in the year ended 31 December 2002. Goodwill amortisation and exceptional items have a significant impact on earnings. Excluding these items, basic earnings per share increased by 53.5% to 21.60p, while diluted earnings per share increased by 50.9% to 19.20p.

Dividends
The Board has proposed a final dividend of 6p per common share, which together with the interim dividend of 2p per common share makes a total dividend for the year of 8p per common share.

Foreign exchange
The Group's principal exposure is to US dollars, arising from the results of the US Division, and from revenues earned by the International Division. Approximately 51% of the International Division's revenues were US dollar denominated in 2003. These are principally earned in the United Kingdom. The Group results are sensitive to the impact of movements in the US$/pounds sterling exchange rate, with a 1 cent movement equating to approximately a £0.6m movement in trading result, prior to the impact of any foreign exchange hedging activity.

In the United Kingdom, the Group enters into foreign currency contracts (including derivative options) to manage the impact of currency risk on trading results. Gains and losses on such contracts are recognised through the profit and loss account at the maturity of the contract. The Group's target policy is to hedge a minimum of 50% of the forecast exposure prior to each financial year for each of its principal UK trading currencies and at least 25% of forecast exposure for the following financial year.

In line with these policies, the Group has entered into a number of foreign exchange contracts with respect to the year ending 31 December 2004, with all of the US dollar revenue exposure expected to arise during 2004 being hedged at an average rate of 1.73. With respect to the year ending 31 December 2005, the Group has hedged 32% of forecast US dollar exposure, at an average rate of 1.83.

The Group does not actively hedge the results of the overseas subsidiaries. The Group borrowings provide an economic hedge against the principal overseas assets of the Group, which are denominated in US dollars.

The relative effects on the Group's trading result of the most significant exposures to foreign currency movements, including the rates at which these exposures have been converted into pounds sterling, are set out in Tables 3 and 4.

Table 3 – Exchange rates

	Year ended 31 December 2003	Year ended 31 December 2002
Average rate for conversion of US$ income earned in the UK	1.60	1.44
Average rate for translation of US$	1.64	1.50

Table 4 – Constant Currency analysis for 12 months to 31 December 2003

	Impact on revenue £m	Impact on trading result £m
Non-sterling transactions in UK subsidiaries	7.7	7.7
Non-local currency income earned in overseas subsidiaries	0.3	0.3
Other FX gains and losses	-	(0.9)
Total transaction impact	8.0	7.1
Translation of overseas subsidiaries	9.5	3.3
Total exchange effect	**17.5**	**10.4**

Liquidity and Capital Resources

Prior to the Initial Public Offering, the Group's liquidity was principally supplied by means of a secured credit facility and cashflow from operations. The Initial Public Offering provided £131.4m from the sale of new shares and proceeds from the exercise of share options, which was used to repay borrowings under this facility. New unsecured Group borrowings were arranged, with a consequent reduction in borrowing margin, and extension of maturity to June 2006. There have been significant changes in the Group balance sheet profile during the year with the Group reporting net assets of £208.5m at 31 December 2003 (2002: £65.2m). Net tangible assets increased to £50.0m, from net tangible liabilities of £108.8m at 31 December 2002.

Following the receipt of trading cashflows and £16.8m of cash proceeds from the sale of part of the Group's interest in Montpelier Re Holdings Ltd, these new borrowings were partially repaid in December 2003. At 31 December 2003, the Group had net cash of £60.8m, representing borrowings of £56.2m and available corporate funds of £117.0m. Additionally, the Group has access for general corporate purposes to an undrawn committed revolving facility of £50m, until June 2006.

In the year ended 31 December 2003, interest expense excluding exceptional finance charges was £6.2m, of which approximately £1.1m was in respect of the Group's borrowings following the Initial Public Offering.

In future, the Group expects to finance operations, capital expenditure and acquisitions from operating cashflow and the revolving facility, where required. The Group's cashflow statement is set out on page 39 and the related notes are set out on pages 72 to 73.

International Financial Reporting Standards

The Group will be required to prepare its consolidated accounts in accordance with International Financial Reporting Standards ("IFRS") for the year ended 31 December 2005. As a result a project is underway to assess the current impact of IFRS on the Group, the additional information that will be required to be reported and the sources of that information.

THE BOARD OF DIRECTORS

John Coldman, (56)
Chairman

John joined the Group in 1985 following 18 years with Greig Fester. He was appointed Managing Director in 1986 and was part of the management team that led the buyout of Benfield Lovick & Rees in 1988. He became Chairman in 1996. He was chairman of BRiT Insurance Holdings PLC from 1996 to 2000. He is currently deputy chairman of Lloyd's, a position he has held since February 2001.

Grahame Chilton, (45)
Chief Executive Officer

Grahame joined the Group in 1982 from CT Bowring Reinsurance. He has been a Director since 1988 and was part of the management team that led the buyout of Benfield Lovick & Rees in 1988. Since his appointment as Chief Executive Officer in 1996, Benfield has expanded rapidly through a combination of organic growth and a number of strategic transactions, including the acquisitions of Greig Fester, Bates Turner and EW Blanch. During this time revenue has increased from £50 million to £300 million.

John Whiter, (53)
Chief Financial Officer

John joined the Group in 1994 as Group Finance Director and was appointed Chief Financial Officer in 1997 following the acquisition of Greig Fester. Prior to joining Benfield, he was with Neville Russell Chartered Accountants (now Mazars) for 19 years where he became a partner in 1976. John was the managing partner of [illegible]

David Spiller, (47)
Executive Director

David is Chief Executive Officer of Benfield's International Division. He was appointed a Director following the acquisition of Greig Fester in 1997. Prior to the acquisition, he had been with Greig Fester for 18 years where he was first appointed a Director in 1993 and was subsequently appointed Chief Executive in 1995. He was elected to the Lloyd's Insurance Brokers' Committee in 1996 and chaired the Brokers' Reinsurance Committee from 1997 to 1999. He is currently chairman of the London Market Brokers' Committee.

Rod Fox, (40)
Executive Director

Rod is Chief Executive Officer of Benfield's US Division. He joined Benfield in 2000 as a Director of the Group and Chief Executive Officer of the US Division. He previously worked at EW Blanch for 15 years where he became President and Chief Operating Officer of EW Blanch & Co. and a Director of EW Blanch Holdings, Inc. Rod is a graduate of Middlebury College and the Executive Risk Management Program at the Wharton School of the University of Pennsylvania.

Andrew MacDonald, (43)
Executive Director

Andrew joined the Group in 1976 and gained experience in most of Benfield's major departments, with particular involvement in the introduction of early information systems. He was appointed Operations Director of Benfield [illegible] in 1996 with additional responsibility for information systems [illegible]

The Rt Hon Francis Maude PC MP, (50)
Senior Independent Non-Executive Director and Deputy Chairman

Francis was appointed a Non-Executive Director in 1999. He is a Member of Parliament, having been first elected in 1983 and re-elected in 1987, 1997 and 2001. He was Shadow Chancellor from 1998 to 2000 and Shadow Foreign Secretary from 2000 to 2001. Francis was a director of Salomon Brothers from 1992 to 1993, a managing director of Morgan Stanley from 1993 to 1997 and a non-executive director of ASDA Group plc from 1992 to 1999. He is chairman of Incepta plc, chairman of Prestbury Holdings PLC, chairman of Conservatives for Change Limited and a non-executive director of The Spectator (1828) Limited.

Keith Harris, (50)
Non-Executive Director

Keith was appointed a Non-Executive Director in 1999. He is chairman of Seymour Pierce Group Plc. During the period from 1994 to 1999 he was chief executive of HSBC Investment Bank PLC. He was chief executive officer of Apax Partners Corporate Finance Ltd. from 1990 to 1994. Prior to that Keith was at Morgan Grenfell in London and New York, where he was president of Morgan Grenfell Inc. and later [illegible]

Paul Roy, (56)
Non-Executive Director

Paul was appointed a Non-Executive Director in May 2003. He is a founder partner of NewSmith Capital Partners LLP. Prior to that he was co-president of Global Markets and Investment Banking at Merrill Lynch where he was responsible for Investment Banking, Debt and Equity Markets on a global basis. He was also a member of the executive management committee. He joined Merrill Lynch in 1995 following the company's merger with Smith New Court plc, where he was chief executive officer.

Andrew Fisher, (42)
Non-Executive Director

Andrew was appointed a Non-Executive Director in May 2003. He is group chief executive of the CPP Group UK & Europe, one of the leading providers of assistance products and services throughout Europe. He joined NatWest Wealth Management in 1997 as strategic advisor and in 1998 he became group commercial director of Coutts NatWest Group. In 2000, he was appointed chief executive of Coutts Group. Previously a senior advisor to The Carlyle Group, the world's largest private equity group, he led the European Private Banking Acquisition team from 2002 to 2003.

Top row (left to right):
John Coldman, Grahame Chilton, John Whiter

Middle row (left to right):
David Spiller, Rod Fox, Andrew MacDonald

Bottom row [illegible]












COMPANY INFORMATION

Directors
John Coldman (Chairman)
Grahame Chilton (Chief Executive Officer)
Rod Fox
Andrew MacDonald
David Spiller
John Whiter (Chief Financial Officer)
Andrew Fisher (Non-Executive)
Dr Keith Harris (Non-Executive)
The Rt Hon Francis Maude PC MP (Non-Executive)
Paul Roy (Non-Executive)

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Registered Company Secretary
Scott Davis

Head Office
55 Bishopsgate
London
EC2N 3BD

FINANCIAL CALENDAR

Key dates

16 March 2004
Final results announcement

27 April 2004
Annual General Meeting

14 May 2004
Payment of final dividend

September 2004
Interim announcement

November 2004 (provisional)
Payment of interim dividend

Auditors
PricewaterhouseCoopers LLP
Chartered Accountants
Southwark Towers
32 London Bridge Street
London
SE1 9SY

Registrars
Capita IRG (Offshore) Ltd
Victoria Chambers
Liberation Square
1/3 The Esplanade
St Helier
Jersey

Registrars Transfer Office
Capita Registrars
The Registry
34 Beckenham Road
Kent
BR3 4TU

Enquiries should be addressed to:
Paul Waters
Head of Company Secretariat
Benfield Group Limited
55 Bishopsgate
London
EC2N 3BD

DIRECTORS' REPORT

The Directors present their annual report and audited financial statements for the year ended 31 December 2003.

The Company
Benfield Group Limited (the "Company") was incorporated as a Bermuda exempted company with limited liability on 1 February 2002 and is the ultimate holding company of the Benfield Group (the "Group").

On 18 June 2003, the Company's common shares of 1p each were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange ("Initial Public Offering").

Principal activities
The primary business activities of the Group are the provision of reinsurance intermediary, risk advisory and related services. The Group operates from an international network of 37 offices located in 23 countries and has a leading presence in the major markets for reinsurance products.

Business review and future developments
The Directors' Report should be read in conjunction with the Chairman's Statement, the Chief Executive's Review, the Business Review and the Financial Review on pages 2 to 19. Together these include information about the Group's business, the financial performance during the year and likely future developments.

Dividends
The Board recommends a final dividend for the year ended 31 December 2003 of 6p per common share to be paid on 14 May 2004 to shareholders on the register at close of business on 26 March 2004. This dividend together with the interim dividend of 2p per common share paid on 14 November 2003, makes a total dividend of 8p per common share for the year. A loss of £3.5m (2002: loss of £11.0m) has been transferred to the reserves.

Share capital
The Company's shares were admitted to the Official List and to trading on the London Stock Exchange on 18 June 2003. At that time, there were 239,316,668 common shares in issue. Subsequently, 2,855,840 common shares were issued under share schemes. At 31 December 2003, there were 242,172,508 common shares in issue. Movements in share capital are detailed in note 25.

Substantial shareholdings
As at 15 March 2004, the Company had received notice that the following parties had notifiable interests in the Company's common shares.

Shareholder	Number of Common Shares	Percentage of issued share capital
Grahame David Chilton	21,875,000	9.02%
Michael John Rees	19,687,500	8.12%
GE Frankona Rückversicherungs Ag	16,198,920	6.68%
David John Coldman	15,625,000	6.45%
Rodman Reeder Fox	8,306,192	3.43%

Interests in own shares
Details of the Company's interests in its own shares are set out in note 15 to the Financial Statements.

Directors and their interests
The names and biographical details of current Directors are given on pages 20 and 21. Andrew Fisher and Paul Roy were appointed as additional Non-Executive Directors on 12 May 2003. All other Directors served for the whole of the year.

Details of Directors' remuneration and interests are shown in the Remuneration Report. During the period, no Director had any material interest in a contract, to which the Company or any of its subsidiary undertakings was a party, requiring disclosure pursuant to section 317 United Kingdom Companies Act 1985, other than as set out in note 35.

Employees
The Board recognises that the continuing success of the Group depends on its employees and continues to adopt policies designed to attract, train, develop and retain talented individuals and teams.

Consultation with employees has continued at all levels, with the aim of ensuring that their views are taken into account when decisions are made that are likely to affect their interests and that all employees are aware of the financial and economic performance of the Group. Communication with employees is effected through a variety of media, including regular briefing events.

The Group is an equal opportunities employer and bases decisions on individual ability regardless of race, religion, gender, age or disability. The Group's equal opportunities policy is designed to ensure that disabled persons are given the same consideration as others and enjoy the same training, career development and prospects as other employees.

Policy and practice on payment of creditors
The Group's policy is to pay each supplier in accordance with the settlement terms agreed with that supplier at the time of contracting for their goods or services. At the year-end, the balance owed to suppliers, excluding insurance creditors, represented 22 days of the total invoiced supplies for the year (2002: 25 days).

Directors' responsibilities
The Directors have elected to prepare these financial statements under United Kingdom generally accepted accounting principles ("UK GAAP") and the disclosure requirements of the United Kingdom Companies Act 1985. UK GAAP requires directors to prepare financial statements that give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and the results of the Company and of the Group for the accounting period then ended. In preparing these financial statements, the Directors have:

- selected suitable accounting policies and applied them consistently;
- made reasonable and prudent judgements and estimates;
- stated whether applicable accounting standards have been followed, subject to any material departures being disclosed and explained in the financial statements;
- prepared the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with UK GAAP and the Bermuda Companies Act 1981. They are also responsible for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors confirm that they have complied with the above requirements.

Going concern
The Directors consider that the Group and the Company have adequate resources to continue in operational existence in the foreseeable future. Consequently the financial statements have been prepared on a going concern basis.

Charitable donations
The Group made charitable donations of £149,000 during the year (2002: £156,000). The Company made no political donations during the year and intends to maintain its policy of not making such payments.

Annual General Meeting
The 2004 Annual General Meeting will take place at 12.00 noon on Tuesday, 27 April 2004 at The Gibson Hall, 13 Bishopsgate, London EC2N 3BA. A separate circular sent to shareholders with this report contains the Notice of Annual General Meeting and explains the business to be dealt with at that meeting.

Auditors
It is proposed that PricewaterhouseCoopers LLP be re-appointed auditors of the Company. They have signified their willingness to continue in office and a resolution proposing their re-appointment will be put to the Annual General Meeting.

On behalf of the Board

JLP Whiter
Chief Financial Officer
15 March 2004

REMUNERATION REPORT

This report sets out the Company's remuneration policy for its Directors and the details of the remuneration received by the Directors in respect of the year ended 31 December 2003. This report has been prepared on behalf of the Board by the Remuneration Committee (the "Remuneration Committee") and has been approved by the Board. It has been prepared in accordance with the UKLA Listing Rules and Schedule 7A to the Companies Act 1985.

Shareholders will be invited to approve this Remuneration Report at the Annual General Meeting on 27 April 2004.

Remuneration Committee

The Board has overall responsibility for determining the framework of executive remuneration. It has delegated to the Remuneration Committee, through formal terms of reference, oversight of the specific remuneration packages for the Executive Directors and consideration of executive remuneration issues generally, including the use of equity incentive plans. The rest of this Remuneration Report deals with the remuneration of Executive and Non-Executive Directors only.

The members of the Remuneration Committee throughout the year were Dr Keith Harris (Chairman) and the Rt Hon Francis Maude. Andrew Fisher and Paul Roy joined the Remuneration Committee on 12 May 2003 when they were appointed as Non-Executive Directors of the Company. No member of the Remuneration Committee has any personal interest, other than as a shareholder of the Company, in the matters to be decided by the Remuneration Committee. From 2004, the Remuneration Committee is expected to meet at least three times a year.

The Remuneration Committee keeps itself informed of relevant developments in the field of remuneration and by invitation seeks advice from John Coldman (Chairman), Grahame Chilton (Chief Executive Officer), John Whiter (Chief Financial Officer) and Tracey Marshall (Global Head of People Advisory and Development). None of these participants were in discussion regarding their own remuneration. The Remuneration Committee has not itself sought professional advice but its members have received the benefit of professional advice received by the Company. The Company itself takes external advice in preparing proposals for the Remuneration Committee, including the appointment of New Bridge Street Consultants LLP to provide survey and other information with respect to market practice on executive compensation to help formulate the Remuneration Committee's recommendations.

Remuneration policy

Executive Directors

The current policy of executive remuneration has applied since the Company's Initial Public Offering on 18 June 2003 and details of the remuneration were disclosed in the Listing Particulars. The policy will apply for the 2004 financial year. For subsequent years, the Remuneration Committee will review the policy and recommend changes as appropriate.

The Group operates in a highly competitive sector and its policy is to ensure that remuneration and incentive arrangements provide terms which enable it to recruit, motivate and retain high-calibre individuals capable of leading the Group successfully. The Group operates in a sector where the market for executive talent is determined at a global level. Remuneration packages for the Executive Directors therefore need to be sufficiently competitive within the Company's specialist area of the Insurance market. In the long term interests of shareholders, the Company's executive remuneration policy must continue to enable the Company to compete effectively in this global market in order to retain the appropriate talent to drive the business forward.

Non-Executive

The remuneration of the Non-Executive Directors is decided by the Board on advice from the Chairman. Non-Executive Directors receive fees for membership of the Board with additional fees in respect of their membership of the Remuneration and Audit Committees. In addition, the Rt Hon Francis Maude receives a fee in respect of his membership of the Corporate Investment Group (an investment committee within the Group which oversees and makes recommendations to the Board on Group investments). Non-Executive Directors do not participate in the annual bonus plans or the long-term incentive plans.

Components of remuneration packages

The Company has a policy that involves each Executive Director having a remuneration package consisting of a number of components. The fixed part of the package is a combination of base salary and benefits. In addition, there are variable rewards in the form of cash bonuses under an annual incentive plan and long-term incentives.

With regard to the proportion between base salary and performance related remuneration there is no fixed maximum in relation to the latter.

REMUNERATION REPORT

Base salary

Base salary levels of Executive Directors are reviewed annually by the Remuneration Committee and take into account individual responsibility, experience and performance as well as the market-place for similar positions in comparable companies. In formulating and reviewing pay packages for the Executive Directors, the Remuneration Committee will normally receive comparator group information. The Group's policy is to set salaries in order to remain market competitive.

Base salaries for Executive Directors in 2003 remained fixed at 2002 levels, apart from Mr Whiter and Mr MacDonald whose salaries were increased. The position for 2004 is that salaries for the Executive Directors and Non-Executive Directors will remain fixed at 2003 levels.

Benefits and pensions

Benefits are provided to Executive Directors in line with normal market practice. Benefits normally include a car allowance, private medical insurance and subscriptions to clubs.

The Executive Directors (apart from Mr Whiter and Mr Fox) are members of the Company's UK based money purchase pension scheme and contributions are made to this by means of an age-related contribution scale. Details of the contributions made for 2003 are provided in the table below. A maximum salary of £200,000 has been set for the purpose of calculating pension contributions. The contributions (other than for Mr Whiter and Mr Fox) are invested on behalf of the member and on retirement the accumulated funds are used to purchase a pension for the member. Contributions are calculated on the same age-related scale for Mr Whiter; however these are paid into a separate personal pension arrangement. Mr Fox participates in the US-based defined contribution pension plan. As such, a profit-sharing contribution (in compliance with the plan and IRS rules) is made to his 401(k) account. All UK Pension contributions are based only on base salaries of the Executive Directors.

Annual incentive plan

The annual incentive plan consists of a cash bonus payable to the Executive Directors reflecting corporate performance and the individual's contribution to the Company during the preceding year. Details of the Executive Directors' bonuses received for 2003 are provided in the analysis of remuneration by Director table below. The levels of award received under this plan are not contractual, apart from Mr Fox who is entitled to an annual guaranteed bonus of US$350,000 until 31 December 2004. In assessing corporate performance the Remuneration Committee looks at a number of performance measures as appropriate to the particular year. All of the performance measures are consistent with the long-term growth of the value of the Company.

In 2004, the Remuneration Committee has determined that individual discretionary bonus payments will be set by reference to performance based on a mixture of financial and strategic measures.

Long-term incentives

Long-term incentives are designed to reward performance over a longer period. In 2004, the only long-term incentive arrangement in which Executive Directors are eligible to participate is a matching share arrangement linked to the annual bonus.

At the discretion of the Remuneration Committee, the Executive Directors will be invited to invest potentially up to 20% of their gross bonus in the Company's common shares, which will be matched on a one-for-one basis with matching common shares. Matching common shares will only vest in full if the percentage growth in the Group's normalised Earnings Per Share ("EPS") over the three year performance period exceeds the percentage growth in the retail price index ("RPI") over that period by 18%. If growth in the Group's normalised EPS is less than 9% in excess of RPI during that three year period, no matching common shares will vest. If growth in the Group's normalised EPS is between 9% and 18% in excess of the RPI for that three year period then the matching common shares will only vest on a *pro rata* basis.

Awards of matching shares will be made under the 2003 Performance Incentive Plan, which was approved by shareholders on 27 May 2003.

REMUNERATION REPORT

Directors' contracts
Each of the Executive Directors (other than Mr Fox) has a service contract with the Company. Mr Fox has a service contract with Benfield Inc, a wholly owned subsidiary of the Company. Each of the Non-Executive Directors has entered into a terms of appointment letter with the Company. Details of these agreements are set out below.

	Contract date	Notice Period[1]	Contractual Termination Payments
D J Coldman	November 1997	12 months	12 months salary and benefits
G D Chilton	March 1998	12 months	12 months salary and benefits
R R Fox	March 2000	30 days[2]	Nil
A T M MacDonald	September 2001	12 months	12 months salary and benefits
D H Spiller	August 1998	12 months	12 months salary and benefits
J L P Whiter	November 1997	12 months	12 months salary and benefits
F A A Maude (Non-Executive)	May 2000	At will	N/A
K R Harris (Non-Executive)	May 2000	At will	N/A
A C Fisher (Non-Executive)	May 2003	3 months[3]	N/A
P D Roy (Non-Executive)	May 2003	3 months[3]	N/A

(1) Each of the service contracts noted above is for an indefinite period (subject to the Notice Period provisions set out above) other than in the case of Mr Fox, whose service contract has an unexpired term to 31 December 2004, and the provision relating to Mr Fisher and Mr Roy as set out in note 3 below.

(2) Termination or 30 days notice must be for cause.

(3) Unless terminated on 3 months notice, Mr Fisher and Mr Roy hold office until the Company's Annual General Meeting in 2004. Thereafter their appointments are renewable for a further term of three years by mutual consent.

Other than the salary and benefits payable in respect of the notice period there are no additional contractual termination payments under these service agreements.

In 2004, it is the intention that the Remuneration Committee will carry out a review of the service contracts of each of the Executive Directors.

Remuneration
The remuneration of the Directors of the Company was as follows:

	2003 £'000	2002 £'000
Directors		
Aggregate emoluments	4,629	6,112
Aggregate gains made on the exercise of share options	(1)11,289	251
Contributions to the Company's money purchase pension schemes	1,230	290
Contributions to individual pension arrangements	117	108
	17,625	6,761

(1) These gains relate to the exercise of share options at the time of the Company's Initial Public Offering, further details of which are set out in page 31 below.

REMUNERATION REPORT

(i) Analysis of remuneration by Director*

Year ended 31 December 2003

	Salary and fees £'000	Benefits £'000	Bonus £'000	Total 2003 £'000	Total 2002 £'000	Pension contributions 2003 £'000	Pension contributions 2002 £'000
Executive Directors:							
G D Chilton	500	31	800	1,331	1,680	(2)(3) 405	60
D J Coldman	300	31	200	531	737	90	90
R R Fox (1)	366	8	625	999	891	27	18
A T M MacDonald	250	31	150	431	472	70	70
D H Spiller	375	33	-	408	1,605	(2)(3) 665	70
J L P Whiter	375	31	350	756	622	90	90
	2,166	165	2,125	4,456	6,007	1,347	398
Non-Executive Directors:							
A C Fisher (since appointment) (4)	29	-	-	29	-	-	-
K R Harris (5)	50	-	-	50	40	-	-
F A A Maude	65	-	-	65	65	-	-
P D Roy (since appointment)	29	-	-	29	-	-	-
	2,339	165	2,125	4,629	6,112	1,347	398

*This table has been audited by PricewaterhouseCoopers LLP

(1) Mr Fox is remunerated in US dollars and the figures for his remuneration have been converted to pounds sterling at an exchange rate of US$1.64.

(2) During the year, Messrs Chilton and Spiller waived their entitlement to part or all of any bonus entitlement. To the extent that the Remuneration Committee deemed it appropriate to award a bonus payment to these individuals, the amounts waived were contributed to their pensions. These contributions were £300,000 and £570,000 in respect of Mr Chilton and Mr Spiller respectively.

(3) This includes a contribution of £35,883 to Mr Chilton and £15,840 to Mr Spiller in respect of unpaid age related contributions due for prior years.

(4) The Non-Executive Directors' fees payable to Mr Fisher were paid to The Rangeley Company (C.I.) Limited.

(5) Certain of the fees payable in respect of Dr Harris's service as a Non-Executive Director were paid to Keith Harris & Associates Limited.

Benefits include the provision of a company car or a company car allowance, private medical insurance and subscriptions to clubs.

Save as set out above, there is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

REMUNERATION REPORT

(ii) Directors' interest in shares

For comparison purposes, the 2002 common share and share option details noted in the following tables below have been adjusted to reflect the changes to the Company's share capital during 2003 set out in note 25 to the Notes to the Financial Statements below.

The interest of the Directors in common shares of 1p of the Company were as follows:

	At 31 December 2003 Number	At 31 December 2002 or date of appointment if later Number
G D Chilton	21,875,000	21,875,000
D J Coldman	15,625,000	15,625,000
R R Fox	8,306,192	8,883,115
A T M MacDonald	1,125,570	1,457,500
D H Spiller	3,103,974	1,573,145
J L P Whiter	1,191,750	941,250
A C Fisher (appointed 12 May 2003)	5,000	-
K R Harris	-	-
F A A Maude	5,000	-
P D Roy (appointed 12 May 2003)	5,000	-
	51,242,486	50,355,010

REMUNERATION REPORT

(iii) Directors' interest in share options*

Name	Year of grant	Earliest exercise date	Expiry date	Exercise price (pence)	Number at 1 January 2003 (common shares of 1p)	Granted/ (lapsed) in year	Exercised in year	Number at 31 December 2003 (common shares of 1p)
A T M MacDonald								
1998 Share Option Scheme								
'A' options	2000	1 May 2003	27 July 2010	104p	62,500	-	(62,500)	-
'B' options	2000	1 May 2003	27 July 2010	104p	62,500	-	(62,500)	-
2002 Incentive Plan								
	2003	12 June 2004	11 June 2013	1p	-	62,500	-	62,500
	2003	12 June 2005	11 June 2013	1p	-	62,500	-	62,500
	2003	12 June 2006	11 June 2013	1p	-	62,500	-	62,500
D H Spiller								
1998 Share Option Scheme								
'A' options	1998	1 January 2001	21 December 2008	2p	1,041,250	-	(1,041,250)	-
'B' options	1998	1 January 2001	21 December 2008	2p	2,500,000	-	(2,500,000)	-
2002 Incentive Plan								
	2003	12 June 2004	11 June 2013	1p	-	291,667	-	291,667
	2003	12 June 2005	11 June 2013	1p	-	291,667	-	291,667
	2003	12 June 2006	11 June 2013	1p	-	291,666	-	291,666
J L P Whiter								
1998 Share Option Scheme								
'A' options	1999	1 January 2001	26 August 2009	2p	937,500	-	(937,500)	-
2002 Incentive Plan								
	2003	12 June 2004	11 June 2013	1p	-	83,333	-	83,333
	2003	12 June 2005	11 June 2013	1p	-	83,333	-	83,333
	2003	12 June 2006	11 June 2013	1p	-	83,334	-	83,334
	2003	12 June 2004	11 June 2013	250p	-	166,667	-	166,667
	2003	12 June 2005	11 June 2013	250p	-	166,667	-	166,667
	2003	12 June 2006	11 June 2013	250p	-	166,666	-	166,666

*This table has been audited by PricewaterhouseCoopers LLP

The market price of Benfield's shares at the close of business on 31 December 2003 was 261p and the range during the period since the Initial Public Offering was 304p to 250p.

REMUNERATION REPORT

1998 Share Option Scheme
The 1998 Share Option Scheme is an unapproved company share option plan which was adopted by Benfield Holdings Limited in December 1998. There are no performance conditions attached to these share options. The 1998 Share Option Scheme was terminated as to future grants with effect from 23 October 2002. No new options will therefore be granted under the scheme.

2002 Incentive Plan
The 2002 Incentive Plan was approved by shareholders on 27 May 2003. It was used to grant awards to certain Directors and key employees prior to the Initial Public Offering. Awards made were in recognition of the past performance of the Directors concerned. There are no performance conditions attached to these share options other than continued employment until the date of exercise. It is intended that no further awards will be made under the 2002 Incentive Plan.

No other Directors have been granted share options in the common shares of the Company or other Group entities.

As part of the Initial Public Offering, employees and Directors were offered a facility to sell sufficient common shares in order to meet the cost of exercising share options and resulting tax liabilities. Messrs MacDonald, Spiller and Whiter realised gains of £182,000, £8,782,000 and £2,325,000 respectively on meeting these liabilities.

Mr Whiter held 375,000 ordinary shares of 1p each in Benfield Holdings Limited which were issued to him under the terms of the Benfield 1998 Share Plan at a subscription price of £2.10 per share. Upon their issue Mr Whiter paid up the whole of the nominal value of each share and 4p in respect of the premium thereon, leaving a balance of £2.05 per share and a total of £768,750 outstanding. The outstanding balance was satisfied from the realised gains referred to above.

All Directors' interests are beneficially held. There has been no change in the interests set out above between 31 December 2003 and 15 March 2004.

In accordance with Companies Act disclosure requirements, this report contains a graph of Benfield's performance compared to the FTSE All-Share Index and the FTSE 350 Insurance Sector Comparable since flotation in June 2003. The FTSE 350 Insurance Sector Comparable has been included because, in the opinion of the directors, it represents the most appropriate quoted comparable peer group for Benfield within the UK.

Source: Datastream


130
120
110
100
90
80
70
12-Jun-03
12-Jul-03
12-Aug-03
12-Sep-03
12-Oct-03
12-Nov-03
12-Dec-03
BFD (TSR)
FTSE ALL SHARE (TSR)
FTSE 350 INS (TSR)

This report was approved by the Board on 15 March 2004.

Dr K R Harris
Chairman of the Remuneration Committee

CORPORATE GOVERNANCE

Combined Code

The Board supports the principles of corporate governance as set out in the Combined Code on Corporate Governance (the "Code") appended to the Listing Rules of the UK Listing Authority. In the opinion of the Board, the Company complied with the requirements of the code following its Initial Public Offering and for the rest of the period under review, save as set out in the Compliance with the Code paragraph below.

Board and committee structure

The Board and committee structure operates as set out below.

The Board

The Board is accountable to the Company's shareholders for good governance in its management of the affairs of the Group. In order to discharge that responsibility, the Board confirms that it has established the procedures necessary to apply the Code, including clear operating procedures, lines of responsibility and delegated authority. These procedures have been in place since the Group was listed and will be periodically reviewed by the Board.

The Board is responsible to shareholders for the conduct of the Company's business. It determines the Group's strategic direction, reviews operating and financial performance, maintains control of the Group and approves major investments. It monitors the Group's overall system of internal controls, governance and compliance. The Board ensures that the necessary human resources are in place for the Company to meet its long term strategic objectives.

The Board consists of the Executive Chairman, five other Executive Directors and four independent Non-Executive Directors. The biographies of the Board appear on pages 20 and 21 of the Report. Prior to the Initial Public Offering, two additional Non-Executive Directors were appointed. The Board considers that the current number of Executive and Non-Executive Directors provides a fair balance, but intends to keep this under review.

There are nine regular Board meetings a year. In addition, the Board also, from time to time, has other meetings to consider key strategic matters. During 2003, following the Company's Initial Public Offering in June, there have been six Board meetings. There was full attendance at these meetings, apart from the Rt Hon Francis Maude and Paul Roy not being able to attend one meeting.

The Chairman's responsibilities include ensuring that Board members receive sufficient and timely information regarding corporate and business issues to enable them to discharge their duties. The adequacy of this information is periodically reviewed. In addition to management reports circulated prior to each Board meeting, the Board receives presentations from senior employees or, by invitation, external advisers, on new opportunities for the Group or other matters of significance. The Company Secretariat is responsible, through the Chairman, for advising the Board on all corporate governance matters.

The Non-Executive Directors, all of whom are 'independent' as defined in the Code, fulfil a significant role in corporate accountability and bring their independent judgement to bear on issues brought before the Board and committee meetings. Their knowledge and expertise from other areas of business and public life and their views carry significant weight in the Board's decisions. From 2004, they will meet from time to time without Executive Directors being present.

A formal procedure exists to allow the Directors, in appropriate circumstances, to take independent professional advice in respect of their duties, with any fees incurred being paid by the Group. All Directors have access to the Company Secretariat for advice and services. The Company Secretariat additionally has responsibility for ensuring that the Directors receive appropriate training in order for them to fulfil their role on the Board. As part of a process of early familiarisation with the Company's business, new Non-Executive Directors engage in an induction programme consisting of individual meetings with both Executive Directors and senior management.

Details of Executive Directors' service contracts and Non-Executive Directors' letters of appointment are set out in the table on page 27. In accordance with the Company's bye-laws, one third of the Directors will retire and offer themselves for reappointment at the Annual General Meeting on 27 April 2004.

CORPORATE GOVERNANCE

Chairman
John Coldman is the Executive Chairman of the Board and has responsibility for leading the Board in determining the Group's strategy and monitoring progress of the Group. The Chairman does not have any involvement at an operational level.

Chief Executive Officer
Grahame Chilton is Chief Executive Officer and has responsibility for implementing the strategy agreed by the Board and for managing the day-to-day business of the Group. He also ensures that appropriate communication is maintained with shareholders.

Senior Independent Non-Executive Director
The Rt Hon Francis Maude was appointed as Senior Independent Non-Executive Director in June 2003.

Board Committees
The Board has delegated certain responsibilities to four principal Board Committees. These operate within written terms of reference approved by the Board.

Executive Committee
The Executive Committee, which is chaired by the Chief Executive Officer, consists of the Executive Directors (apart from the Chairman), together with the Group Legal Counsel, Head of Group Marketing and Communications and Head of Global People Advisory and Development.

The Executive Committee meets formally each month, with weekly update meetings. It has responsibility for development and implementation of the Group's strategy, as well as day to day operational management. It develops the Group's operating and financial performance criteria and reviews any significant investment proposals for recommendation to the Board.

In addition, the Executive Committee monitors the financial performance of the Group and considers legal, communication and employment issues. It has responsibility for ensuring that the Group has an appropriate pool of talent in order to achieve its strategic objectives.

Audit Committee
The Audit Committee is chaired by the Rt Hon Francis Maude and the other members are Dr Keith Harris, Andrew Fisher and Paul Roy. The Audit Committee formally meets at least twice a year and senior management (including the Chief Financial Officer) and internal and external auditors attend for part or all of each meeting. The internal and external auditors have unrestricted access to the Audit Committee and its Chairman. The Audit Committee considers all matters relating to financial controls and reporting, internal and external audits, the scope and results of the audits, the independence and objectivity of the auditors and establishes that an effective system of internal financial control is maintained.

Remuneration Committee
Details of the Remuneration Committee and its application of corporate governance principles in relation to Directors' remuneration are set out in the Remuneration Report on page 25.

Nominations Committee
The Nominations Committee consists of the Executive Chairman of the Board (who also chairs this Committee) and the Non-Executive Directors. The Nominations Committee's terms of reference provide that it is responsible for nominating, for approval by the Board, potential candidates for appointment to the Board. From 2004, it is intended that the Nominations Committee will meet at least twice a year, but it did not meet between the date of the Company's Initial Public Offering in June and 31 December 2003.

CORPORATE GOVERNANCE

Compliance with the Code

The Company has complied with the Code from the date of the Initial Public Offering until the end of the period under review with the following exceptions:

- The Code states that there is a requirement for setting Directors' notice or contract termination at, or reducing them to, one year or less. The service contract of Rod Fox at the date of the Initial Public Offering had a fixed period until 31 December 2004. Since 31 December 2003, Rod Fox's service contract has a notice period of less than one year in compliance with the Code. Further details are contained in the Remuneration Report.
- As set out in the Remuneration Report, certain Directors received awards under the 2002 Incentive Plan immediately prior to the Initial Public Offering which were not subject to performance conditions.

Relations with shareholders

The Company recognises the importance of communicating with its shareholders. It does this through its Annual Report and Interim Reports, trading updates and the Annual General Meeting. Since the Company's Initial Public Offering it has developed a programme of meetings with its major institutional shareholders and has regular dialogue with them throughout the year. The Chief Executive Officer reports to the Board the views of major shareholders about the Company. The Non-Executive Directors are available to major shareholders if requested. Institutional investors and analysts are also invited to presentations by the Company after the announcement of its interim and final results.

The Company's Annual General Meeting provides an interface with shareholders. It is the intention that all Directors will be in attendance to answer shareholder questions.

Auditors' Independence

The Audit Committee has reviewed the Group's relationships with its auditors, PricewaterhouseCoopers LLP, and has concluded that there are sufficient controls in place to ensure the desired level of independence.

Risk management and internal controls

The Directors have overall responsibility for the Group's system of internal controls and for reviewing their effectiveness. The systems of internal control and risk management are designed to manage, rather than eliminate, the risk of failing to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Group has established a framework for risk management and internal controls designed to identify, assess, manage and monitor key business, operational, financial and regulatory risks.

The Risk Management Committee, which includes four Executive Directors, oversees the sub-committees responsible for monitoring risk management and internal controls in our principal operating divisions. These sub-committees, which are made up of senior divisional management, form an assessment of the impact of the risks facing each division on an ongoing basis. This assessment includes a review of the internal controls in place to manage and mitigate these risks.

Significant risk items identified at divisional level are reported back to the Risk Management Committee who maintain and review the Group's risk register.

The Group's framework for risk management and internal controls has been reviewed by the Board during the year. The risk register has been reviewed by the Audit Committee on behalf of the Board.

In addition, the Board seeks to promote a culture of risk awareness throughout the organisation. This has included running risk workshops, establishing training programmes, documenting procedures and processes, conducting peer group reviews and implementing self certification processes.

Internal Audit

The internal audit function assesses, at operating unit level, key financial, operational and regulatory controls and compliance with Group policies and procedures through a structured review process. The work plan and key findings of the internal audit function are reviewed regularly by the Audit Committee.

CORPORATE GOVERNANCE

Financial Monitoring and Reporting

An annual budgeting process is undertaken for all areas of the Group's operations based on criteria set by the Board. The budget is prepared at a detailed level and following review by divisional management, is approved by the Board.

The review of performance against budget occurs at an appropriately detailed level and a summary of results is reported to the Board on a regular basis. This summary includes commentary of performance against certain key measures. These measures are subject to review to ensure that they provide relevant indications of business performance.

Authority Levels

Defined levels of authority at Group and divisional level are established for the approval of major development projects, contractual and other commitments of a revenue nature and capital expenditure. Authority levels are periodically reviewed and approved by the Group or divisional boards as appropriate.

Investment Appraisal

Potential capital investment or acquisition opportunities are reviewed against Group standards for investment return, growth potential and normal terms and conditions before contractual commitment.

The process and systems described above have been in place during the financial year ended 31 December 2003 and up to the date of the approval of the Annual Report and Accounts. The Directors acknowledge that they have overall responsibility for the Group's system of internal control and for reviewing its effectiveness and confirm that they have reviewed its effectiveness.

On behalf of the Board

John Coldman

Chairman

15 March 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT For the year ended 31 December 2003

	Notes	Year ended 31 December 2003 £'000	Year ended 31 December 2002 (Restated) £'000
Turnover	1	300,468	283,918
Interest income	2	7,194	6,950
Operating revenue		307,662	290,868
Net operating expenses before exceptional items		(238,460)	(244,801)
Exceptional items	3	(22,257)	(18,750)
Total net operating expenses		(260,717)	(263,551)
Operating profit before exceptional items		69,202	46,067
Exceptional items	3	(22,257)	(18,750)
Group operating profit		46,945	27,317
Share of operating profit/(losses) of associated undertakings	4	(3,137)	(5,273)
Gain on the sale of fixed assets	3	437	1,405
Provision for impairment of operations to be discontinued	3	(1,486)	-
Other investment income	5	673	-
Interest payable and similar charges before exceptional finance charges		(6,218)	(13,637)
Exceptional finance charges	3	(6,050)	-
Total interest payable and similar charges	6	(12,268)	(13,637)
Profit on ordinary activities before taxation	7	31,164	9,812
Taxation on profit on ordinary activities	8	(16,025)	(8,305)
Profit on ordinary activities after taxation		15,139	1,507
Equity minority interests		24	(57)
Profit for the financial year		15,163	1,450
Dividends – including non-equity	9	(18,703)	(12,483)
Retained loss for the financial year		(3,540)	(11,033)
Earnings per 1p common share	10		
Basic		6.80p	(0.74p)
Diluted		6.28p	(0.74p)
Adjusted earnings per 1p common share excluding goodwill amortisation, exceptional items and non-operating gains and losses	10		
Basic		21.60p	14.07p
Diluted		19.20p	12.72p

The Group's turnover and expenses all relate to continuing operations.

BALANCE SHEETS At 31 December 2003

	Notes	Group 31 December 2003 £'000	Group 31 December 2002 (Restated) £'000	Company 31 December 2003 £'000	Company 31 December 2002 £'000
Fixed assets					
Intangible assets	11	158,511	173,987	-	-
Tangible assets	12	17,715	21,087	-	-
Investments in subsidiary undertakings	13	-	-	421,180	421,180
Investments in associated undertakings	14	215	5,506	-	-
Investment in own shares	15	10,904	7,449	-	-
Other long-term investments	16	3,648	5,572	-	-
		190,993	213,601	421,180	421,180
Current assets					
Debtors – due within one year	18	3,789,448	3,911,364	168,062	1,500
Debtors – due after one year	18	3,794	7,981	-	-
Investments	19	46,744	80,294	-	-
Cash at bank and in hand – including fiduciary funds		280,584	203,474	-	-
		4,120,570	4,203,113	168,062	1,500
Current liabilities					
Creditors – amounts falling due within one year	20	(4,052,853)	(4,160,978)	(56,826)	(18,288)
Net current assets/(liabilities)		67,717	42,135	111,236	(16,788)
Total assets less current liabilities		258,710	255,736	532,416	404,392
Creditors – amounts falling due after more than one year	21	(38,746)	(162,562)	-	-
Provisions for liabilities and charges	24	(11,499)	(27,951)	-	-
Net assets		208,465	65,223	532,416	404,392
Capital and reserves					
Called up share capital	25	2,622	357	2,622	357
Share premium	26	132,638	-	132,638	-
Merger reserve	26	130,132	131,750	-	-
Other reserves	26	4,500	4,500	419,205	420,823
Profit and loss account	26	(61,649)	(71,690)	(22,049)	(16,788)
Total shareholders' funds					
Equity		167,033	23,034	491,206	362,509
Non-equity	27	41,210	41,883	41,210	41,883
		208,243	64,917	532,416	404,392
Equity minority interest		222	306	-	-
Capital employed		208,465	65,223	532,416	404,392

Approved by the Board on 15 March 2004 and signed on its behalf by:

DJ Coldman Chairman GD Chilton Chief Executive

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES For the year ended 31 December 2003

	Notes	Year ended 31 December 2003 £'000	Year ended 31 December 2002 (Restated) £'000
Profit for the financial year		15,163	1,450
Exchange adjustments offset in reserves	26	(3,317)	(2,658)
Total recognised gains/(losses) relating to the year		11,846	(1,208)
Prior year adjustment (see Accounting Policies)		4,960	
Total gains/(losses) recognised since last annual report		16,806	

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS For the year ended 31 December 2003

	Notes	Year ended 31 December 2003 £'000	Year ended 31 December 2002 (Restated) £'000
Profit for the financial year		15,163	1,450
Dividends	9	(18,703)	(12,483)
		(3,540)	(11,033)
Other recognised gains and losses relating to the year		(3,317)	(2,658)
Provision for deferred share units and share options		24,952	5,637
Net proceeds of common shares issued for cash	25	110,499	-
Common shares issued to employees	25	13,416	1,068
Payment of partly paid common shares	25	769	807
Net proceeds of cumulative redeemable convertible preference shares issued for cash		-	19,139
Amortisation of issue costs on cumulative redeemable convertible preference shares		126	-
Increase of interest from associate to subsidiary undertaking	29	421	-
Net change in shareholders' funds		143,326	12,960
Shareholders' funds at 1 January		59,957	46,414
Prior year adjustment (see Accounting Policies)		4,960	5,543
Shareholders' funds at 31 December		208,243	64,917

CONSOLIDATED CASHFLOW STATEMENT For the year ended 31 December 2003

	Notes	Year ended 31 December 2003 £'000	Year ended 31 December 2002 (Restated) £'000
Net cash inflow from operating activities	28	85,166	42,740
Dividends received from associated undertakings		-	322
Returns on investments and servicing of finance			
Investment income		112	-
Interest paid		(9,809)	(13,019)
Arrangement fee for credit facilities		(927)	(1,867)
Non-equity dividends paid		(2,199)	(772)
Net cash outflow from returns on investments and servicing of finance		(12,823)	(15,658)
Taxation		(5,450)	(7,813)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(9,489)	(9,701)
Sale of tangible fixed assets		2,734	7,347
Purchase of fixed asset investments		(208)	(634)
Sale of fixed asset investments		589	24,117
Purchase of own shares		-	(27)
Net cash (outflow)/inflow from capital expenditure and financial investment		(6,374)	21,102
Acquisitions and disposals			
Purchase of subsidiary undertaking	29	(2,162)	-
Increase in investment in subsidiary undertakings	29	(56)	(154)
Increase in investment in associated undertakings		-	(7,302)
Net cash acquired with subsidiary undertaking	29	1,130	-
Net cash outflow from acquisitions and disposals		(1,088)	(7,456)
Equity dividends paid to shareholders		(6,667)	(12,849)
Net cash inflow before use of liquid resources and financing		52,764	20,388
Management of liquid resources			
Net decrease/(increase) in current asset investments		40,350	(35,136)
Decrease/(increase) in short term deposits with banks		85,054	(37,876)
Net cash inflow/(outflow) from management of liquid resources		125,404	(73,012)
Financing			
Net proceeds from issue of cumulative redeemable convertible preference shares		-	19,600
Net proceeds from issue of common shares		110,499	294
Proceeds from share options exercised and common shares disposed of on behalf of holders		20,015	2,110
Proceeds from payment of partly paid common shares		769	807
Decrease in bank loans		(117,972)	(32,845)
Loan notes repaid		(9,103)	(5,888)
Net cash inflow/(outflow) from financing		4,208	(15,922)
Increase/(decrease) in cash (excluding fiduciary funds)		182,376	(68,546)
Fiduciary funds			
Movement in fiduciary debtors and creditors		(11,691)	29,031
Increase/(decrease) in net cash	28	170,685	(39,515)
Reconciliation to net cash			
Net cash at 1 January	28	93,830	3,505
Increase in net cash		170,685	(39,515)
Movement in deposits		(85,054)	37,876
Movement in current asset investments		(40,350)	35,136
Movement in borrowings		128,001	40,599
Other non-cash changes		3,538	1,817
Exchange adjustments		442	14,412
Net cash at 31 December	28	271,092	93,830

ACCOUNTING POLICIES For the year ended 31 December 2003

Accounting convention

The Company is obliged to prepare its financial statements in accordance with the Bermuda Companies Act 1981, which permits a company to prepare its financial statements under UK GAAP. Accordingly, the consolidated financial statements have been prepared in accordance with Bermuda law, under the historical cost convention and in accordance with UK GAAP, except for the departure from Financial Reporting Standard 6 'Acquisitions and Mergers' ("FRS 6"), as described below.

The financial information for the year ended 31 December 2002 included in the financial statements has been based on the Accountants Report prepared for inclusion in the listing particulars dated 13 June 2003 (the "Accountants Report") of the Company subject to revision as set out below.

Basis of consolidation

The consolidated financial statements includes the financial information of the Company, its subsidiary undertakings and the Group's interests in associated undertakings. The profits and losses of subsidiary undertakings and the Group's interests in the results of associated undertakings are included from the effective date of acquisition until the effective date of disposal.

An undertaking is regarded as a subsidiary undertaking if the Group has control over its operating and financial policies, generally determined by the ownership of more than 50% of the voting stock of the investee. Undertakings over which the Group has the ability to exercise significant influence, generally determined by ownership of between 20% and 50% of the voting stock of the investee, are accounted for under the equity method of accounting as associated undertakings.

Benfield Group Limited became the ultimate holding company of the Group under a scheme of arrangement on 23 October 2002 pursuant to a court approved scheme of arrangement (the "Scheme of Arrangement"). The Scheme of Arrangement has been accounted for as a group reconstruction in accordance with the principles of merger accounting. The consolidated financial statements of the Group for the year ended 31 December 2002 includes the results of the Company for the eleven months from the date of its incorporation and the consolidated results of Benfield Holdings Limited (formerly Benfield Group plc), previously the ultimate holding company of the Group, for the year ended 31 December 2002.

FRS 6 requires acquisition accounting to be adopted where all of the conditions laid down by merger accounting are not satisfied. One of the requirements of merger accounting is that the rights of each shareholder, relative to other shareholders, remain unchanged. Under the Scheme of Arrangement, a class of shareholder previously with limited voting rights received common shares of US$0.01 each in the Company with full voting rights. In all other respects, the Scheme of Arrangement satisfied the requirements of merger accounting. This class of shareholder held approximately 1% of the shares of Benfield Holdings Limited prior to the Scheme of Arrangement and the conversion of these shares to common shares of US$0.01 each with voting rights did not materially change their rights or the relative rights of the other shareholders. Consequently, the Directors considered that to record the Scheme of Arrangement as an acquisition by the Company, to attribute fair values to the assets and liabilities of Benfield Holdings Limited and to reflect only the post Scheme of Arrangement consolidated results of the Group within this consolidated financial information would fail to give a true and fair view of the Group's consolidated results and financial position.

Accordingly, having regard to the overriding requirement of Financial Reporting Standard 18, 'Accounting Policies', for the consolidated financial statements to give a true and fair view of the Group's results and financial position, the Directors adopted merger accounting principles in respect of the Scheme of Arrangement in drawing up the financial statements underlying this consolidated financial information. As a result, all equity shares, share options and deferred share units which were outstanding at the date of the Scheme of Arrangement have, together with all disclosures, been restated and presented throughout the period of the consolidated financial information to give effect to the Scheme of Arrangement as if it had occurred immediately prior to the start of the period. The Directors have considered it not practicable to quantify the effect of this departure from FRS 6.

Except as stated above, business combinations have been accounted for by the acquisition method of accounting.

A separate profit and loss account for Benfield Group Limited has not been presented as permitted by section 230 of the United Kingdom Companies Act 1985.

Change in accounting policy

During the year the Group has adopted Amendment to Financial Reporting Standard 5, 'Reporting the substance of Transactions' ("FRS 5 Application Note G"). The effect of the adoption has been to accelerate revenue on fixed or minimum premium instalments to the point when placement services are substantially completed. Previously such revenues were recognised as the instalment premiums were billed. To the extent that future revenues from existing policies are not expected to meet the cost of fulfilling future contractual obligations arising in respect of such placements, a proportion of placement revenue is deferred. Previously no such deferral was made.

The effect on continuing operations of implementing FRS 5 Application Note G was to reduce revenue and operating profits for the year by £1,028,000 (2002: £584,000) and to reduce the tax charge by £410,000 (2002: £1,000), to increase net assets at 31 December 2003 by £4,343,000 (2002: £4,960,000) and to increase the value of Group reserves at 1 January 2003 by £4,960,000 (2002: £5,543,000).

ACCOUNTING POLICIES For the year ended 31 December 2003

Turnover
The Group generates revenue principally from commissions and fees associated with placing reinsurance contracts and programmes, which includes commissions and fees arising from the provision of risk advisory and related services.

Revenues from commissions and fees relating to fixed or minimum premiums on reinsurance contracts and programmes placed are recognised at the point at which placement services are substantially complete. Revenues from commissions and fees on adjustments to minimum premiums, binding authorities and treaties are recognised on a periodic basis when the consideration due is confirmed by third parties. Commission rebates payable to ceding companies are accrued, where necessary, on an estimated basis, as the related brokerage revenue is recognised. Fees for claims, risk advisory services and other services that are billed separately are recognised as these services are rendered.

Where contractual obligations exist for the performance of post placement activities, and the cost of these activities is not expected to be covered by future revenues, a relevant proportion of revenue received on placement is deferred and recognised over the period during which these activities are performed.

Interest income
Interest income is recognised as earned and includes interest earned on cash flows arising from insurance broking debtors and creditors. As interest income forms an integral part of the Group's operating activities it is included in operating revenue.

Investment income
Investment income consists of dividends receivable for the year together with any realised investment gains and losses.

Lease commitments
The rentals payable under operating leases are charged on a straight-line basis to the profit and loss account over the period of the leases.

Where a leasehold property becomes surplus to the Group's foreseeable business requirements, or is sublet at a loss, provision is made for the expected future net cost of the property taking account of the duration of the lease and any recovery of cost achievable from subletting.

Employee share schemes
The cost of awards to employees that take the form of shares or rights to shares is charged to the profit and loss account on a straight-line basis over the period to which the employee's performance relates. The charge is based on the intrinsic value, being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met. Subsequent adjustments are made, if appropriate, to deal with changes in the probability of performance criteria being met and leavers forfeiting unvested shares. Provisions for share options are added to the profit and loss reserve.

Pension scheme contributions
Pension scheme contributions to the Group's money purchase schemes are charged to the profit and loss account in the period to which they relate.

Defined benefit plans operated by certain subsidiary undertakings at the date of their acquisition have been wound up or are in the process of termination. Until closure the expected costs of providing pensions under these schemes have been calculated periodically by professionally qualified actuaries using valuations based on the projected unit method and are charged to the profit and loss account so as to spread the costs over the remaining service lives of the employees in the scheme. Valuation surpluses and deficits are similarly spread over the service lives of employees in the scheme. Certain disclosures have been made in note 31 in accordance with the transitional arrangements of Financial Reporting Standard 17, 'Retirement Benefits' ("FRS 17").

Taxation
The charge for taxation is based on the result for the period at current rates of tax and takes into account deferred tax.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in a future obligation to pay more tax or a future right to pay less tax have occurred. Timing differences are differences between the Group's taxable profits and its results as stated in the consolidated financial information. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associated undertakings only to the extent that, at the balance sheet date, dividends have been formally agreed by the subsidiary or associated undertaking. Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

ACCOUNTING POLICIES For the year ended 31 December 2003

Foreign currency translation
Transactions in currencies other than the functional currency, namely pounds sterling, are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are translated at the rates of exchange prevailing at the balance sheet date and the related translation gains and losses are reported in the consolidated profit and loss account.

On consolidation, the results of overseas businesses are translated into pounds sterling at the average rates of exchange applicable to the relevant period. The assets and liabilities of the overseas businesses are translated into pounds sterling at the exchange rates ruling at the balance sheet date. Exchange differences arising on translating the net assets or liabilities of overseas businesses and on the translation of their results are taken directly to reserves.

Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated so as to write off the cost of tangible fixed assets on a straight-line basis over their estimated useful lives at the following rates:

Freehold property	Up to 2%
Leasehold property	2% or over the life of the lease, if lower
Fixtures, fittings, furniture and equipment	20% to 25%
Information technology systems	20% to 50%
Motor vehicles	20%

Information technology systems comprises assets purchased and built at cost, where the assets relate to the Group's long-term information technology infrastructure on a continuing use basis.

Intangible assets
Intangible assets comprise goodwill. When a business is acquired, fair values are attributed to its separable assets and liabilities at the date of acquisition. Goodwill represents the difference between the fair value of the purchase consideration and the fair value of the separable net assets acquired. For acquisitions prior to 1 January 1998, goodwill arising on acquisition has been written off to reserves on consolidation. Following the introduction of Financial Reporting Standard 10, 'Goodwill and Intangible Assets', goodwill arising on acquisitions after 1 January 1998 is capitalised and amortised over its useful economic life, which is 20 years. Goodwill is treated as a currency asset and revalued at the end of each reporting period.

Investments
Fixed asset investments, including own shares, are stated individually at cost less provisions for impairment.

Listed investments held as current assets are stated at the lower of cost and market value. Unlisted investments held as current assets are stated at the lower of cost and Directors' estimated valuation.

Impairment of fixed assets and goodwill
The Group undertakes a review for impairment of fixed assts and goodwill if events or changes in circumstances indicate that the carrying amount of a fixed asset or goodwill may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, which is the higher of net *realisable value and value in use, the fixed asset or goodwill is written down to its recoverable amount. Net realisable value is the estimated amount at* which an asset can be disposed of, less any direct selling costs. Value in use is the estimate of the discounted future cash flows generated from the asset's continued use, including those resulting from its ultimate disposal.

Employee share ownership trusts
The Benfield Employee Benefit Trust, the Benfield 1998 Employee Benefit Trust, the Greig Fester Group Employee (Guernsey) Trust (1990) and the Greig Fester Group 1993 Employee (Guernsey) Trust own shares in the Company and these are shown as own shares within fixed assets in the consolidated balance sheet. The income and expenses as well as assets and liabilities of these trusts are included in those of the underlying companies and consequently consolidated.

Where a relevant Group company holds de facto control over the shares held by an employee share ownership trust, the assets and liabilities of the trust are recognised in the balance sheet of that company. The assets and liabilities of the trusts are included in the Group's consolidation balance sheet.

ACCOUNTING POLICIES For the year ended 31 December 2003

Insurance broking assets and liabilities

Reinsurance brokers normally act as agents in placing the risks of insurance companies with reinsurers and as such, generally are not liable as principals for amounts arising from such transactions. Notwithstanding such legal relationships, assets and liabilities arising from insurance broking transactions are included within insurance broking assets and liabilities recognising the fact that reinsurance intermediaries are entitled to retain investment income on any cash flows arising from such transactions. Similarly, fiduciary cash arising from insurance broking transactions is included within cash and deposits.

Insurance broking debtors and creditors are reported in accordance with the requirements of Financial Reporting Standard 5, 'Reporting the Substance of Transactions'. The standard precludes assets and liabilities being offset unless net settlement is legally enforceable, and as a result the insurance broking debtors and creditors have been shown as the gross amounts due in respect of each contract, instead of the net amount due to or from customers and underwriters.

Allowances are recorded, where necessary, for amounts considered by the Directors to be sufficient to meet probable future losses related to uncollectible accounts.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange and interest rate risks. These include both forward foreign exchange contracts and option foreign exchange contracts in respect of forecast brokerage income and interest rate swaps and collars in respect of forecast interest expenses.

Forward foreign exchange contracts and option foreign exchange contracts are held off-balance sheet and receipts and payments on settlement of these instruments are recognised at the maturity of the contract. Receipts and payments on settlement of interest rate swaps and collars are recognised on an accruals basis over the life of the contract.

Changes to the fair value of foreign exchange contracts and interest rate contracts held as hedges against income or expense exposure are not recognised until the maturity of the contract.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

1. SEGMENTAL REPORTING

In the opinion of the Directors, the Group had only one business segment during the year ended 31 December 2003, being the provision of reinsurance intermediary, risk advisory and related services.

Turnover and Profit on ordinary activities before taxation

Analysis by originating office location:

	Turnover 2003 £'000	Operating profit before exceptionals 2003 £'000	Operating exceptionals 2003 £'000	Share of associates 2003 £'000	Non-operating exceptionals 2003 £'000	Profit before tax 2003 £'000
Geographical analysis						
United Kingdom	166,695	23,244	(13,234)	(2,174)	(1,582)	6,254
North America	112,581	38,424	(8,540)	(963)	530	29,451
Continental Europe	7,379	1,360	(483)	-	3	880
Other	13,813	6,174	-	-	-	6,174
	300,468	69,202	(22,257)	(3,137)	(1,049)	42,759
Investment income						673
Interest payable and similar items						(12,268)
						31,164

	Turnover 2002 (Restated) £'000	Operating profit before exceptionals 2002 (Restated) £'000	Operating exceptionals 2002 £'000	Share of associates 2002 £'000	Non-operating exceptionals 2002 £'000	Profit before tax 2002 (Restated) £'000
Geographical analysis						
United Kingdom	158,385	15,142	(9,727)	(5,711)	1,233	937
North America	109,301	26,294	(9,023)	438	157	17,866
Continental Europe	5,296	1,134	-	-	-	1,134
Other	10,936	3,497	-	-	15	3,512
	283,918	46,067	(18,750)	(5,273)	1,405	23,449
Investment income						-
Interest payable and similar items						(13,637)
						9,812

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Turnover	2003 £'000	2002 (Restated) £'000
Geographical analysis by customer location		
United Kingdom	69,616	74,380
North America	140,727	136,076
Continental Europe	47,575	38,970
Other	42,550	34,492
	300,468	283,918

Net assets	2003 £'000	2002 (Restated) £'000
Geographical analysis		
United Kingdom	134,760	104,537
North America	115,723	144,906
Continental Europe	3,710	1,589
Other	10,508	4,129
	264,701	255,161
Bank and other borrowings (note 22)	(56,236)	(189,938)
	208,465	65,223

Operating segments

The analysis of operating revenue and trading result by operating segment set out below is different from the analysis provided above which has been produced in accordance with the requirements of Statement of Standard Accounting Practice 25, 'Segmental Reporting'. Trading result is a non-statutory measure and comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items. This measure and the analysis by operating segment are presented by way of additional information which conforms more closely to the manner in which the Group operates its business and assesses its financial performance.

The Group manages its core reinsurance intermediary business on the basis of two geographical operating Divisions, International and the US.

The US Division encompasses the Group's reinsurance intermediary business in mainland US plus a team based in London which places reinsurance for US based customers in the London Market. The International Division incorporates the Group's reinsurance intermediary business outside the US. The Corporate Division reflects certain expenses that are incurred at the head office level in connection with the provision of central functions and also the results of the Group's investment portfolio.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Trading results

	2003 £'000	2002 (Restated) £'000
International		
Operating revenue	173,086	168,244
Operating profit before exceptional items	54,383	51,594
Depreciation	6,269	6,784
Trading result	60,652	58,378
US		
Operating revenue	126,078	120,401
Operating profit before exceptional items	37,377	18,179
Depreciation	2,856	4,869
Trading result	40,233	23,048
Corporate		
Operating revenue	8,498	2,223
Operating loss before exceptional items	(22,558)	(23,706)
Depreciation	765	505
Amortisation	9,428	9,968
Trading result	(12,365)	(13,233)
Total		
Operating revenue	307,662	290,868
Group operating profit	46,945	27,317
Exceptional items	22,257	18,750
Operating profit before exceptional items	69,202	46,067
Depreciation	9,890	12,158
Amortisation	9,428	9,968
Trading result	88,520	68,193

2. INTEREST INCOME

	2003 £'000	2002 £'000
Interest receivable	7,194	6,950

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

3. EXCEPTIONAL ITEMS

	2003 £'000	2002 £'000
Operating		
Granting of awards under the 2002 Incentive Plan	22,432	-
Awards granted as part of acquisitions	3,108	5,451
Professional fees	2,667	6,545
Gain on sale of current asset investments	(5,950)	-
Costs in respect of the integration of EW Blanch	-	6,754
	22,257	18,750
Non-operating		
Gain on disposal of fixed assets	(437)	(1,405)
Provision for impairment of operations to be discontinued	1,486	-
Exceptional finance charges	6,050	-

Granting of awards under the 2002 Incentive Plan
Share based awards were made under the 2002 Incentive Plan to certain key employees of the Group in respect of services provided prior to the Company's Initial Public Offering. No previous awards had been made under the 2002 Incentive Plan, and it is not intended that any further awards will be made under this plan. The cost of awards granted at less than the fair value of the underlying common shares has been recognised in full in the profit and loss account at the date of grant as they relate to prior services and no performance criteria (other than continued employment with the Group) are attached to those awards.

Awards granted as part of acquisitions
On the acquisition of EW Blanch Holdings, Inc. ("EW Blanch") in May 2001 the Group provided share based awards to certain key employees for which the cost is being spread over a 17 to 29 month vesting period from the date of acquisition, resulting in a charge of £3,108,000 and £5,451,000 for the years ended 31 December 2003 and 2002 respectively.

Professional fees
Professional fees of £2,667,000 related to the Initial Public Offering were charged to the profit and loss account in the year to 31 December 2003. A further £13,046,000 has been offset against the share premium account. Professional fees of £6,545,000 in respect of the redomiciliation from the United Kingdom to Bermuda in October 2002 and the initial intention to register the securities in the United States were charged in the year to 31 December 2002.

Gain on sale of current asset investment
In 2003 the Group sold 947,479 shares in Montpelier Re Holdings Limited, resulting in an operating exceptional gain of £5,950,000.

Costs in respect of the integration of EW Blanch
During the year ended 31 December 2002, the Group incurred costs in connection with the EW Blanch acquisition which took place in May 2001, comprising £4,470,000 of property rationalisation costs, £921,000 of redundancy payments and £1,363,000 in relation to the termination of a defined benefit pension scheme.

Provision for impairment of operations to be discontinued
It is the intention of the Group to dispose of its interest in Wildnet Group Limited, a wholly owned subsidiary, in the first quarter of 2004. As a result the carrying value of the Group's interest in Wildnet Group Limited has been written down to the expected recoverable amount.

Exceptional finance charges
On completion and delivery of proceeds of the Company's Initial Public Offering, the Group entered into a new credit facilities agreement. At the same date, the Group's previous credit facilities were cancelled and repaid. Proceeds from the Initial Public Offering, and funds available from the new credit facilities, were used to repay the outstanding borrowings under the cancelled facilities. On cancellation, charges were incurred in the write off of prepaid facility arrangement fees and termination of swap and collar interest rate derivative contracts which related to the cancelled facilities.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

4. SHARE OF OPERATING LOSSES OF ASSOCIATED UNDERTAKINGS

	2003 £'000	2002 £'000
Share of operating losses of associated undertakings	(2,973)	(2,035)
Goodwill amortisation	(62)	(62)
Loss on disposal of associated undertaking	(450)	-
Release of provision for impairment	348	-
Write off of loans	-	(3,176)
	(3,137)	(5,273)

5. OTHER INVESTMENT INCOME

	2003 £'000	2002 £'000
Dividends from investments and other income	673	-

6. INTEREST PAYABLE AND SIMILAR ITEMS

	2003 £'000	2002 £'000
Bank loans	6,607	9,216
Other interest payable	5,661	4,421
	12,268	13,637

The Group incurred interest expenses arising under the credit facilities set out in note 22. Interest expense arising prior to the Initial Public Offering under the interest rate derivatives described in note 23 has been recorded within other interest payable.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

7. PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

	2003 £'000	2002 £'000
Profit before taxation is stated after charging/(crediting):		
Staff costs (note 30)	136,745	140,045
Depreciation of tangible fixed assets (note 12)	9,890	12,158
Amortisation of goodwill (note 11)	9,428	9,968
Operating lease rentals	11,455	10,085
Exchange differences - borrowings	(1,603)	(4,671)
Exchange differences - other	(1,793)	1,519
Group audit fees and expenses (Company £5,000; 2002: £5,000)	850	750

Fees paid to PricewaterhouseCoopers LLP for non-audit services in the United Kingdom during the year were £3,152,000 (2002: £3,788,000). The fees paid related to further assurance services, predominately relating to the Initial Public Offering, of £2,490,000 (2002: £2,871,000), tax advisory services of £453,000 (2002: £314,000) and other non-audit services of £209,000 (2002: £603,000).

8. TAXATION ON PROFIT ON ORDINARY ACTIVITIES

Analysis of charge in year

	2003 £'000	2002 (Restated) £'000
Based on profit for the year		
Current tax		
UK corporation tax at 30%	5,542	9,801
Double tax relief	(1,590)	(1,680)
	3,952	8,121
Foreign tax	13,248	3,396
Adjustment in respect of previous periods	(1,429)	(971)
Share of taxation in associated companies	(545)	222
Total current tax	15,226	10,768
Deferred tax		
Origination and reversal of timing differences		
United Kingdom	(741)	(3,521)
Overseas	1,540	1,058
Total deferred tax	799	(2,463)
Taxation on profit on ordinary activities	16,025	8,305

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

The current tax charge for the years presented varied from the standard rate of corporation tax in the United Kingdom of 30% in 2003 and 2002 as explained below:

	2003 £'000	2002 (Restated) £'000
Profit on ordinary activities before tax	31,164	9,812
Profit on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom of 30%	9,349	2,944
Effect of:		
Goodwill amortisation	1,994	2,690
Impairment of investments	446	-
Share of losses of associated undertakings	395	1,804
Other expenses not deductible for tax	2,143	3,839
Adjustments in respect of prior years	(1,429)	(971)
Adjustments in respect of foreign tax rates	2,765	269
Unrecognised tax losses	-	335
Utilisation of losses	(1,785)	-
Change in accounting policy	1,830	-
Other timing differences	(482)	(142)
Current tax charge	15,226	10,768

The tax effect of the operating exceptional items and goodwill amortisation was to reduce the tax charge by £7,581,000 (2002: £3,256,000).

The tax effect of the non-operating exceptional items was to reduce the tax charge by £1,815,000 (2002: £nil).

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

9. DIVIDENDS

	2003 £'000	2002 £'000
Equity		
Interim paid – common shares of 1p (2002: US$0.01)	3,233	6,512
Final proposed – common shares of 1p (2002: US$0.01)	13,819	3,316
Non-equity		
Paid – cumulative redeemable convertible preference shares of 1p (2002: US$0.01)	1,190	710
Payable – cumulative redeemable convertible preference shares of 1p (2002: US$0.01)	1,210	1,839
Amortisation of issue costs	126	106
Reversal of accrued charge (see note below)	(875)	-
	18,703	12,483

	2003 pence	2002 pence
Equity		
Interim paid – per common share of 1p (2002: US$0.01)	2.0	4.0
Final proposed – per common share of 1p (2002: US$0.01)	6.0	2.0

Dividends amounting to £263,000 for the year ended 31 December 2003 (2002: £245,000) in respect of the Company's common shares held by employee share trusts (note 15) have been deducted in arriving at the aggregate of dividends paid and proposed.

The amount accrued in prior periods in respect of the dividend on the cumulative redeemable convertible preference shares has been adjusted to reflect the dividend rate of 6% per annum, which became fixed under the terms of the shares after the Initial Public Offering. Previously dividends were accrued at 7.7%, being the average dividend rate over the life of the cumulative redeemable convertible preference shares expected prior to the Initial Public Offering.

10. EARNINGS PER SHARE

As described in note 25, during the year the common shares of US$0.01 each of the Company were divided into five common shares of 1p each. Prior year earnings per share have been restated to take account of the share split.

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year, excluding those held in the employee share trusts (note 15) which are treated as cancelled.

For diluted earnings per share, the weighted average number of common shares in issue, excluding those held in the employee share trusts, is adjusted to assume conversion of all dilutive potential common shares. The Company has had the following four classes of shares which were potentially dilutive during the periods presented:

(i) cumulative redeemable convertible preference shares;

(ii) those share options granted to employees where the exercise price is less than the estimated fair value of the Company's common shares during the relevant year;

(iii) deferred share units; and

(iv) convertible shares.

Supplementary basic and diluted earnings per share have been calculated to exclude the effect of exceptional items, non-operating gains and losses and goodwill amortisation. The adjusted numbers have been provided in order that the effects of these charges on reported earnings can be fully appreciated.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

	2003			2002 (Restated)		
	Earnings £'000	Weighted average number of shares	Pence per share	Earnings £'000	Weighted average number of shares	Pence per share
Unadjusted earnings per share						
Basic earnings per share						
Profit attributable to shareholders	15,163			1,450		
Less preference dividends	(1,651)			(2,655)		
Earnings/(loss) attributable to ordinary shareholders	13,512	198,605,871	6.80	(1,205)	162,429,191	(0.74)
Effect of dilutive securities:						
Share options		11,324,494	(0.36)		-	-
Deferred share units		5,141,835	(0.16)		-	-
Diluted earnings/(loss) per share	13,512	215,072,200	6.28	(1,205)	162,429,191	(0.74)
Adjusted earnings per share						
Basic earnings/(loss) per share	13,512	198,605,871	6.80	(1,205)	162,429,191	(0.74)
Exceptional items (note 3)	29,356		14.78	17,345		10.67
Amortisation	9,428		4.75	9,968		6.14
Tax on exceptional items and amortisation	(9,396)		(4.73)	(3,256)		(2.00)
Basic earnings per share excluding exceptional items and amortisation	42,900	198,605,871	21.60	22,852	162,429,191	14.07
Diluted earnings/(loss) per share	13,512	215,072,200	6.28	(1,205)	162,429,191	(0.74)
Exceptional items (note 3)	29,356		13.65	17,345		10.67
Amortisation	9,428		4.38	9,968		6.14
Tax on exceptional items and amortisation	(9,396)		(4.37)	(3,256)		(2.00)
Effect of previously anti-dilutive securities:						
Share options		-	-		11,925,709	(0.93)
Deferred share units		-	-		5,347,572	(0.42)
Cumulative redeemable convertible preference shares	1,651	16,935,390	(0.74)	-	-	-
Diluted earnings per share excluding exceptional items and amortisation	44,551	232,007,590	19.20	22,852	179,702,472	12.72

In 2003 potentially dilutive securities totalling 16,935,390 common shares of 1p each in respect of cumulative redeemable convertible preference shares have not been included in the determination of unadjusted diluted earnings per share as their inclusion would be anti-dilutive.

In 2002 potentially dilutive securities totalling 32,491,214 common shares of 1p each in respect of share options, deferred share units and cumulative redeemable convertible preference shares have not been included in the determination of unadjusted diluted loss per share as their inclusion would be anti-dilutive.

Potentially dilutive securities totalling 15,217,933 common shares of 1p each in respect of cumulative redeemable convertible preference shares have not been included in the determination of adjusted diluted net loss per share as their inclusion would be anti-dilutive in the year ended 31 December 2002.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

11. INTANGIBLE FIXED ASSETS

Group	Goodwill £'000
Cost	
At 1 January 2003	193,663
Exchange adjustments	(10,126)
Additions (note 29)	4,887
At 31 December 2003	**188,424**
Amortisation	
At 1 January 2003	19,676
Charge for the year	9,428
Provision for impairment	809
At 31 December 2003	**29,913**
Net book amount	
At 31 December 2003	**158,511**
At 31 December 2002	173,987

Goodwill balances relate to acquisitions made after 1 January 1998. Any goodwill balances arising on acquisitions prior to 1 January 1998 have been eliminated against reserves (see note 26).

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

12. TANGIBLE FIXED ASSETS

Group	Freehold property £'000	Long leasehold property £'000	Short leasehold property £'000	Furniture, fittings and equipment £'000	Information technology systems £'000	Motor vehicles £'000	Total £'000
Cost							
At 1 January 2003	1,076	2,310	1,704	16,795	19,760	935	42,580
Exchange adjustments	(65)	(68)	(256)	(643)	(1,792)	36	(2,788)
Additions at cost	-	-	762	918	7,772	237	9,689
Acquisitions	-	-	-	44	-	-	44
Impairment of assets in the year	-	-	-	(77)	(1,617)	-	(1,694)
Disposals	(660)	(1,107)	(399)	(133)	(4,660)	(354)	(7,313)
At 31 December 2003	351	1,135	1,811	16,904	19,463	854	40,518
Accumulated depreciation							
At 1 January 2003	50	159	53	10,570	10,125	536	21,493
Exchange adjustments	(23)	(51)	(135)	(497)	(1,689)	12	(2,383)
Charge for the year	6	33	480	3,004	6,209	158	9,890
Impairment of assets in the year	-	-	-	(46)	(971)	-	(1,017)
Disposals	(19)	(109)	(47)	(130)	(4,605)	(270)	(5,180)
At 31 December 2003	14	32	351	12,901	9,069	436	22,803
Net book amount							
At 31 December 2003	337	1,103	1,460	4,003	10,394	418	17,715
At 31 December 2002	1,026	2,151	1,651	6,225	9,635	399	21,087

13. INVESTMENT IN SUBSIDIARY UNDERTAKINGS

Company	Subsidiary undertakings £'000
Cost	
At 31 December 2003 and 2002	421,180

A list of principal subsidiary undertakings of Benfield Group Limited is given in note 36.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

14. INVESTMENTS IN ASSOCIATED UNDERTAKINGS

Group	Equity £'000	Goodwill £'000	Loan £'000	Total £'000
Cost				
At 1 January 2003	7,032	1,224	9,678	17,934
Exchange adjustments	40	-	-	40
Capitalisation of loans	7,522	-	(7,522)	-
Disposals	(1,083)	-	-	(1,083)
Transfer to consolidated subsidiary (see note 29)	(1,527)	(1,224)	-	(2,751)
Share of results	(2,428)	-	-	(2,428)
At 31 December 2003	9,556	-	2,156	11,712
Provision for impairment				
At 1 January 2003	5,388	98	6,942	12,428
Provided/(released) during the year	(348)	62	-	(286)
Reclassified in year	5,625	-	(5,625)	-
Transfer to consolidated subsidiary	-	(160)	-	(160)
Transfer to provisions for liabilities and charges (note 24)	(1,324)	-	839	(485)
At 31 December 2003	9,341	-	2,156	11,497
Net book amount				
At 31 December 2003	215	-	-	215
At 31 December 2002	1,644	1,126	2,736	5,506

The associated undertakings held by the Group during the period of the consolidated financial information are set out below:

Company	Nature of business	Country of incorporation	2003	2002
Benfield Sports International Limited	Sports consultant	United Kingdom	50%	50%
Commission Freedom Holdings Limited	Investment holding company	United Kingdom	15%	15%
Bluesure Limited	Personal lines insurance broker	United Kingdom	48%	95%
International Space Brokers, Inc	Insurance intermediary	United States	N/A	46%
Catastrophe Risk Exchange, Inc	Internet based risk exchange	United States	50%	50%

On 31 December 2003 the Group acquired an additional 43% holding in International Space Brokers, Inc. following which the company has been consolidated as a subsidiary undertaking (see note 29).

15. INVESTMENT IN OWN SHARES

Group	2003 £'000	2002 £'000
Common shares of 1p (2002: US$0.01)		
At 1 January	7,449	9,184
Write back of shares under option (see below)	4,014	-
Shares transferred to employees	(559)	(1,735)
At 31 December	10,904	7,449

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

The number of own shares held was as follows:

Group	2003 Number	2002 Number
Common shares of 1p (2002: US$0.01)		
At 1 January	12,333,645	2,906,484
Shares transferred to employees	(226,550)	(439,755)
At 31 December	12,107,095	2,466,729

The market value of the Group's holding in own shares at 31 December 2003 was £31,478,000 based on the market price at 31 December 2003.

The shares are held by the trusts and employee share ownership plans set out below.

Benfield Employee Benefit Trust (1988)
The Benfield Employee Benefit Trust was established in September 1988. The trust was allotted shares in the Company in 1988 and purchased shares in certain specified transfer periods which applied to the Company prior to its Initial Public Offering. The trustees of the trust make the shares that they hold available when employees exercise share options that have been granted, and have also gifted shares to employees at certain times. The trust receives any dividends that are paid in respect of its shareholding.

Benfield 1998 Employee Benefit Trust
The 1998 Employee Benefit Trust was established in December 1998. The shares held in the trust may be used to meet the Company's obligations to the holders of share options granted under the Company's long term incentive plans. The trustee has also gifted shares to employees at certain times.

In June 2003, the Company satisfied the exercise of certain options by issuing new shares directly rather than by transferring shares from the trust as had previously been anticipated. Consequently the write down of the shares in the trust to the exercise price of the options is no longer applicable and has been reversed.

Under the provisions of the trust deed, the trustee waives any dividends in respect of shares held by the trust as trust assets.

Greig Fester Group Employee (Guernsey) Trust (1990) and the Greig Fester Group 1993 Employee (Guernsey) Trust
Greig Fester Group Limited ("Greig Fester") operated incentive arrangements through the Greig Fester Group Employee (Guernsey) Trust (1990) and the Greig Fester 1993 Employee (Guernsey) Trust. These trusts acquired shares in the Company as a result of the acquisition of Greig Fester in November 1997. The trusts receive any dividends that are paid in respect of their shareholdings.

The costs of funding and administering the trusts and income earned by the trusts are included in the profit and loss account of the Group in the year to which they relate and are set out below:

	2003 £'000	2002 £'000
(Decrease)/increase in profit before tax	(288)	76

16. OTHER LONG-TERM INVESTMENTS

Group	Total £'000
Cost	
At 1 January 2003	5,572
Exchange adjustments	(373)
Additions at cost	208
Disposals	(909)
Transfer to current asset investments	(850)
At 31 December 2003	3,648

All long term investments are unlisted.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

17. NET FIDUCIARY ASSETS

The following fiduciary assets and liabilities held by the Group have been included in net current assets:

Group	2003 £'000	2002 (Restated) £'000
Insurance broking debtors (note 18)	3,756,026	3,853,234
Fiduciary investments (note 19)	37,346	60,891
Fiduciary cash and deposits	212,099	167,694
Insurance broking creditors (note 20)	(3,953,127)	(4,062,026)
Net fiduciary assets	52,344	19,793

Included within fiduciary cash and deposits are amounts which are available to the Group for general corporate purposes of £48,553,000 (2002: £8,541,000).

18. DEBTORS

	Group		Company	
	2003 £'000	2002 (Restated) £'000	2003 £'000	2002 £'000
Amounts falling due within one year				
Insurance broking debtors	3,756,026	3,853,234	-	-
Amounts owed by subsidiary undertakings	-	-	168,062	-
Amounts owed by associated undertakings	1,295	134	-	-
Taxation recoverable	3,450	11,051	-	-
Deferred taxation	5,223	1,759	-	-
Other debtors	11,056	29,996	-	-
Prepayments and accrued income	12,398	15,190	-	1,500
	3,789,448	3,911,364	168,062	1,500
Amounts falling due after more than one year				
Deferred taxation	3,778	7,981	-	-
Other debtors	16	-	-	-
	3,794	7,981	-	-
	3,793,242	3,919,345	168,062	1,500

As at 31 December 2002, other debtors included a US$20,000,000 (£12,500,000) receivable in respect of an insurance claim made in relation to a class action lawsuit against EW Blanch which was settled in 2003 (note 24).

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Deferred taxation

Group	2003 £'000	2002 (Restated) £'000
Asset/(provision) for deferred tax comprises:		
Accelerated capital allowances	1,986	1,969
Provisions	4,527	3,922
Losses carried forward	-	96
Other timing differences	2,488	3,753
	9,001	9,740
At 1 January	9,740	6,638
Amount charged to profit and loss	(799)	2,463
Movement arising on acquisitions	819	-
Exchange adjustments	(759)	639
At 31 December	9,001	9,740

At 31 December 2003 there is an unrecognised deferred tax asset of £7,926,000 (2002: £6,920,000). This comprises of trading and capital losses within the Group which are unlikely to be utilised in the foreseeable future and other potential timing differences arising on share options which may reverse upon exercise at future dates.

No deferred tax has been recognised in respect of unremitted earnings held in foreign subsidiary undertakings on the basis that these have either been permanently reinvested or, when remitted as dividends, any taxes due will substantially be offset by foreign tax credits.

19. CURRENT ASSET INVESTMENTS

Group	2003 £'000	2002 £'000
Fiduciary investments	37,346	60,891
Non-fiduciary investments		
Listed investments	8,538	19,395
Unlisted investments	860	8
	46,744	80,294

Listed investments principally represents an equity investment in shares and warrants of Montpelier Re Holdings Limited with a carrying value of £6,331,000 (2002: £17,188,000). At 31 December 2003 the market value of investments was £79,208,000 (2002: £90,208,000). The unlisted investments are shown at the lower of cost and Directors' valuation.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

20. CREDITORS – AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group		Company	
	2003	2002 (Restated)	2003	2002
	£'000	£'000	£'000	£'000
Bank and other borrowings (note 22)	18,507	19,379	-	-
Loan notes (note 22)	134	9,037	-	-
Insurance broking creditors	3,953,127	4,062,026	-	-
Amounts due to subsidiary undertakings	-	-	39,723	12,813
Corporation tax	18,069	15,613	-	-
Social security payable	3,536	3,146	1,095	-
Other creditors and accruals	44,294	46,302	669	-
Dividends accrued and proposed	15,186	5,475	15,339	5,475
	4,052,853	4,160,978	56,826	18,288

21. CREDITORS – AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Group	2003 £'000	2002 £'000
Bank and other borrowings (note 22)	37,595	161,322
Loan notes (note 22)	-	200
Other creditors and accruals	1,151	1,040
	38,746	162,562

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

22. BANK AND OTHER BORROWINGS

Group	2003 £'000	2002 £'000
Due within one year		
Secured bank loans due within one year or on demand (note a)	-	19,379
Bank loans due within one year (note b)	17,846	-
BG Funding No 1 Plc secured facility (note c)	661	-
Loan notes	134	9,037
	18,641	28,416
Due after more than one year		
Secured bank loans (note a)	-	161,322
Bank loans	37,595	-
Loan notes to previous employee	-	200
	37,595	161,522

(a) The Group repaid and cancelled its secured debt facilities on 18 June 2003, following the Initial Public Offering.

(b) The Group entered into a new credit facility on 18 June 2003 following the Initial Public Offering. These facilities comprise a £75m multicurrency term loan facility, which is repayable in instalments between 18 December 2003 and 18 June 2006, and a £50m multicurrency revolving loan facility, which is also available until 18 June 2006. The rate of interest payable on the term loan and the revolving loan fluctuates in line with the current LIBOR rate, plus a margin.

(c) A Group subsidiary undertaking, Benfield Premium Finance Limited ("Premium Finance"), has established a special purpose vehicle company, BG Funding No 1 Plc ("BG Funding"), in connection with the funding of its business of providing instalment finance for the payment of insurance premiums for customers. Part of these arrangements is a £1,250,000 facility from Premium Finance to BG Funding which has not yet been drawn down. The business of BG Funding is the purchase of finance receivables from Premium Finance which commenced in August 2003, being funded by a £200m sterling revolving facility which is secured on the trade receivables of BG Funding. This facility bears interest at rates linked to LIBOR and is repayable by 15 May 2004.

A number of loan notes issued by the Group and its subsidiaries were repaid during the year.

23. FINANCIAL INSTRUMENTS

The Group's Board of Directors reviews and agrees policies for managing liquidity, currency, interest rate and credit risk. Following the Initial Public Offering, the Group's principal financial instruments comprise bank and other borrowings, cash, deposits and investments in money market funds and debt and equity investments. The Group enters into foreign currency contracts (including derivative options) to manage the impact of currency risk on trading results. The Group may enter into interest rate derivative contracts to manage interest rate risk. The Group does not hold or enter into financial instruments for trading purposes.

Prior to the Initial Public Offering, Group liquidity was principally supplied by means of a secured credit facility, which required the use of interest rate derivatives to fix Group interest costs. As detailed in notes 3 and 22 this arrangement was cancelled at the time of the Initial Public Offering, following which liquidity is supported by trading income and a new, unsecured credit facility. The Group does not currently hold any interest rate derivatives.

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Fair values of financial assets and financial liabilities
Set out below is a comparison by category of the carrying amounts and the fair values of the Group's financial assets and liabilities.

	2003 Book Value £'000	2003 Fair Value £'000	2002 Book Value £'000	2002 Fair Value £'000
Financial instruments held or issued to finance the Group's operations:				
Bank loans	(56,101)	(56,828)	(180,701)	(183,418)
Loan notes	(134)	(134)	(9,237)	(9,237)
Cumulative redeemable convertible preference shares	(40,000)	(40,000)	(40,000)	(40,000)
Other financial liabilities	(4,463)	(4,239)	(5,567)	(5,567)
Equity investments	12,853	46,177	28,236	61,651
Cash and investments	318,121	318,121	261,104	261,104
Interest rate swaps	-	-	-	(4,543)
Forward foreign currency contracts	-	3,475	-	(70)

The fair value of bank loans and loan notes approximates to the carrying value reported, excluding unamortised facility fees set against bank loans.

The fair value of the Group's cumulative redeemable convertible preference shares has been estimated for all periods based on the latest price at which third party investors purchased the stock.

Other financial liabilities consist mainly of discounted property provisions, and therefore the carrying value is adjusted each year to ensure the provisions approximate to fair value.

The fair value of equity investments is based on their quoted market price, where available. At 31 December 2003 the Group held warrants over shares in Montpelier Re Holdings Limited. The fair value of these warrants, which were carried at nil book value, has been valued using the Black-Scholes option pricing methodology. The fair value of non-marketable investments has been estimated by the Directors based on their realisable economic value to the Group, as determined by management and external advisors.

The fair value of cash and investments is based on carrying value due to the short maturity and high credit quality of these instruments.

The fair value of foreign exchange and interest rate derivative instruments is based on the market price of comparable instruments at the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Interest rate risk profile of financial liabilities

The interest rate risk profile of the Group's financial liabilities at 31 December 2003 and 2002 was as follows:

	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Other financial liabilities £'000	Total £'000	Weighted average fixed rate
Currency					
Pounds Sterling					
- financial liabilities	134	-	2,460	2,594	-
- cumulative redeemable convertible preference shares	-	40,000	1,210	41,210	6.0%
US Dollars					
- financial liabilities	56,101	-	2,003	58,104	-
Other currencies	-	-	-	-	-
At 31 December 2003	56,235	40,000	5,673	101,908	6.0%
Currency					
Pounds Sterling					
- financial liabilities	695	6,300	6,874	13,869	4.3%
- cumulative redeemable convertible preference shares	-	40,000	1,833	41,833	5.0%
US Dollars					
- financial liabilities	112,012	68,344	778	181,134	5.2%
Other currencies	345	-	157	502	-
At 31 December 2002	113,052	114,644	9,642	237,338	5.2%

Floating rate financial liabilities bear interest at rates based on the prevailing US dollar, pounds sterling or other currency LIBOR rate. Rates are typically fixed in advance for periods of between one month and six months.

All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

Maturity of financial liabilities

The maturity profile of the carrying amount of the Group's financial liabilities, other than fiduciary creditors, other short-term trade creditors and accruals at 31 December 2003 and 2002 was as follows:

	Within 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000	Total £'000
Debt	18,641	27,199	10,395	-	56,235
Cumulative redeemable convertible preference shares	1,210	-	20,000	20,000	41,210
Other financial liabilities	1,394	1,753	956	360	4,463
At 31 December 2003	21,245	28,952	31,351	20,360	101,908
Debt	28,416	30,241	131,048	233	189,938
Cumulative redeemable convertible preference shares	1,833	-	-	40,000	41,833
Other financial liabilities	415	1,292	3,860	-	5,567
At 31 December 2002	30,664	31,533	134,908	40,233	237,338

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Borrowing facilities

The Group has the following undrawn committed floating rate borrowing facilities available at 31 December 2003 in respect of which all conditions precedent had been met at those dates:

	2003 £'000	2002 £'000
Secured facilities expiring within 1 year	-	1,821
BG Funding facility expiring within 1 year	199,339	-
Secured facilities expiring in more than 2 years	-	324
Unsecured facilities expiring in more than 2 years	50,000	-
	249,339	2,145

Interest rate risk of financial assets

	Floating rate £'000	Fixed rate £'000	Total cash and investment £'000	Equity investments £'000	Total £'000
Currency					
Pounds sterling	76,375	-	76,375	3,067	79,442
US dollars	184,501	-	184,501	9,229	193,730
Euro	15,207	-	15,207	-	15,207
Other currencies	42,038	-	42,038	557	42,595
At 31 December 2003	318,121	-	318,121	12,853	330,974
Pounds sterling	37,250	-	37,250	2,207	39,457
US dollars	184,763	-	184,763	20,650	205,413
Euro	-	-	-	-	-
Other currencies	39,091	-	39,091	5,379	44,470
At 31 December 2002	261,104	-	261,104	28,236	289,340

Cash and investments comprise bank deposits and money market funds which are placed with banks and other approved financial institutions as well as short dated bonds and commercial paper. These investments earn interest at market rates linked to the relevant currency LIBOR rate.

Equity investments principally represent the Group's holdings in BRiT Insurance Holdings PLC and Montpelier Re Holdings Limited.

Currency exposures

The table below shows the extent to which Group companies have material non-fiduciary monetary assets and liabilities in currencies other than their local or functional currency.

	Pounds sterling £'000	US dollars £'000	Euro £'000	Other currencies £'000	Total £'000
Functional currency of Group operation:					
Pounds sterling	-	(52,989)	182	92	(52,715)
Others	4	5	-	4	13
At 31 December 2003	4	(52,984)	182	96	(52,702)
Pounds sterling	-	(182,858)	12	13	(182,833)
At 31 December 2002	-	(182,858)	12	13	(182,833)

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Hedges

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions. The losses brought into 2003 in respect of interest rate swaps and collars were realised as interest expenses and exceptional costs following termination of these contracts as detailed in note 3.

	Unrecognised gains £'000	Unrecognised losses £'000	Total net unrecognised gains/(losses) £'000
Gains and losses on hedges at 1 January 2003	-	(4,613)	(4,613)
Arising before 1 January 2003 included in current year	-	(4,613)	(4,613)
Arising during the year and not included in current year income	3,759	(284)	3,475
Gains and losses on hedges at 31 December 2003	3,759	(284)	3,475
Of which:			
Gains and losses expected to be included in 2004 income	3,759	(284)	3,475
Gains and losses expected to be included in 2005 income or later	-	-	-

24. PROVISIONS FOR LIABILITIES AND CHARGES

Group	Vacant properties £'000	Litigation and disputes £'000	Other £'000	Total £'000
At 1 January 2003	4,527	22,424	1,000	27,951
Exchange adjustments	(235)	(767)	-	(1,002)
Transfer (to)/from the profit and loss account	438	(152)	-	286
Transfer from investments in associated undertakings	-	-	485	485
Utilised in year	(1,418)	(14,803)	-	(16,221)
At 31 December 2003	3,312	6,702	1,485	11,499

Provisions for liabilities and charges includes £7,276,000 (2002: £24,652,000) in respect of fair value provisions made on the acquisition of EW Blanch, with £15,528,000 utilised in the year largely relating to a settlement of the class action (see below). In addition, £1,848,000 was released in respect of provisions previously held for alleged errors and omissions claims or circumstances against Group companies, which were released due to the fact that during the year the Group has successfully eliminated or mitigated its liabilities in relation to these matters.

Vacant properties

On the acquisition of EW Blanch, the Group inherited certain vacant and partly sub-let leasehold properties, primarily arising from restructuring undertaken by EW Blanch prior to the acquisition. These properties are principally located in the United Kingdom and the United States. In addition, subsequent to its acquisition of EW Blanch, the Group rationalised and consolidated its property space. Provision has been made for the residual lease commitments, together with any related outgoings, after taking into account any existing and anticipated sub-tenancy arrangements.

Litigation and disputes

In the ordinary course of the Group's business it can be subject to claims for alleged errors and omissions made in connection with its broking activities. The Group has recognised provisions in respect of claims for errors and omissions and other legal disputes, together with anticipated legal costs to the extent that any liabilities that arise from such exposures are deemed probable. Where appropriate, provisions are recorded gross and a separate asset is established to reflect anticipated recoveries under Group insurance polices.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Due to the differing nature and circumstances of these liabilities it is not possible to make an overall assessment of when such liabilities are likely to result in a payment being made, if at all.

As at 31 December 2002, the Group made a provision of US$20,000,000 (£12,500,000) in respect of a class action lawsuit brought against EW Blanch and certain of its directors and officers by public shareholders in EW Blanch prior to its acquisition by the Group. The lawsuit alleged that the defendants made false and misleading statements to the investing public, certain of the individual defendants profited from those statements and that EW Blanch's stock traded at artificially inflated prices. EW Blanch carried directors' and officers' insurance for the relevant period and the class action was settled in 2003 directly by the insurance company. An equivalent amount of US$20,000,000 was accounted for within other debtors due within one year (note 18) and there was no net impact on the profit and loss account.

Other
Other provisions comprise an amount of £1,000,000 (2002: £1,000,000) in respect of options granted over 20% of the share capital of the Group's benefit consulting business and an amount of £485,000 (2002: £nil) representing the Group's share of a deficiency in net assets within an associated undertaking (note 12).

25. CALLED UP SHARE CAPITAL

Number of shares	2003 Number	2002 Number
Authorised		
Common shares of 1p (2002: US$0.01)	500,000,000	200,000,000
Convertible shares of £1	-	-
Cumulative redeemable convertible preference shares of 1p (2002: US$0.01)	20,000,000	20,000,000
Preference shares of US$0.01	-	40,000,000
Founder shares of US$1	-	12,000
Allotted, called up and fully paid common shares of 1p (2002: US$0.01)		
At 1 January	35,258,762	35,161,560
Allotted to employees prior to share split	266,903	-
Adjustment in respect of 5:1 share split	142,102,660	-
	177,628,325	35,161,560
Issued in year	49,417,988	-
Allotted to employees subsequent to share split	15,126,195	97,202
At 31 December	242,172,508	35,258,762
Convertible shares of £1		
At 1 January	-	10
Repurchased and cancelled	-	(10)
At 31 December	-	-
Cumulative redeemable convertible preference shares of 1p (2002: US$0.01)		
At 1 January	20,000,000	10,000,001
Allotted	-	9,999,999
At 31 December	20,000,000	20,000,000

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Nominal value	2003 £'000	2002 £'000
Authorised		
Common shares of 1p (2002: US$0.01)	5,000	1,291
Convertible shares of £1	-	-
Cumulative redeemable convertible preference shares of 1p (2002: US$0.01)	200	129
Preference shares of US$0.01	-	258
Founder shares of US$1	-	9
Allotted, called up and fully paid common shares of 1p (2002: US$0.01)		
At 1 January	227	226
Issued in year	494	-
Transfer from other reserves on redenomination and split	1,548	-
Allotted to employees	153	1
At 31 December	2,422	227
Cumulative redeemable convertible preference shares of 1p (2002: US$0.01)		
At 1 January	130	65
Transfer from other reserves on redenomination	70	-
Allotted	-	65
At 31 December	200	130
Total share capital	2,622	357

Changes to share capital during the year to 31 December 2003
On 30 April 2003, 266,903 common shares of US$0.01 each were allotted to satisfy 266,903 deferred share units which vested on that date.

On 27 May 2003 the share capital of the Company was restructured such that:

i) the authorised and issued common shares and certain of the authorised but unissued common shares of US$0.01 each were sub-divided into five common shares each with a nominal value of US$0.002;

ii) the remaining authorised but unissued common shares of US$0.01 were cancelled and the Company's share capital was reduced accordingly;

iii) the currency denomination of the resulting common shares of US$0.002 was changed to £0.00124, and the currency denomination of the cumulative redeemable convertible preference shares of US$0.01 was changed to £0.00620, both using an exchange rate of £1 to US$1.611, rounded to five decimal places;

iv) the nominal value of each of the common shares of £0.00124 was changed to 1p and the nominal value of the cumulative redeemable convertible preference shares of £0.00620 was changed to 1p;

v) each of the 12,000 founder shares of US$1 each were cancelled and the Company's share capital reduced accordingly;

vi) each of the 40,000,000 preference shares of US$0.01 each were cancelled and the Company's share capital reduced accordingly; and

vii) the authorised share capital of the Company was increased from US$2,612,000 to £5,200,000 as a result of both the changes noted above and the creation of a further 296,101,355 common shares of 1p each.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

As a consequence of the restructuring sums of £1,547,000 and £71,000 were debited from the Company's contributed surplus account and used to pay up in full the unpaid balance of the nominal value of the issued common shares of 1p each and the cumulative redeemable convertible preference shares of 1p each respectively.

Subsequent to the capital restructuring and prior to the Initial Public Offering, 200,370 common shares of 1p each were issued for consideration of £147,000 on the exercise of options by employees.

On 18 June 2003 as part of the Initial Public Offering, 49,417,988 common shares of 1p each were issued for consideration of £123,545,000. In addition, 12,069,985 common shares of 1p each were issued for consideration of £8,293,000 on the exercise of options by employees.

Subsequent to the Initial Public Offering, the Company allotted 2,695,425 common shares of 1p each to satisfy 2,695,425 deferred share units which vested during that period and 160,415 common shares of 1p each for consideration of £167,000 on the exercise of options by employees.

Common shares of 1p (2002: US$0.01)
All of the common shares of 1p each in issue at 31 December 2003 were fully paid. At 31 December 2002, all of the common shares of US$0.01 each in issue were fully paid except for 187,500 common shares of US$0.01 each that were issued partly paid. These partly paid common shares of US$0.01 each were issued at £4.20 per share of which £4.10 was payable when called by the Company. This amount was called by the Company and fully settled in June 2003.

Convertible shares of £1
As part of the Scheme of Arrangement in October 2002, all of the authorised and issued convertible shares in the capital of the Company were repurchased and cancelled.

Cumulative redeemable convertible preference shares of 1p (2002: US$0.01)
The cumulative redeemable convertible preference shares have certain preferential rights over and above the Company's common shares of 1p each. These shares will be redeemed on the seventh anniversary of their issue, but are convertible into common shares of 1p each or redeemable in certain circumstances prior to that date.

The holders of the cumulative redeemable convertible preference shares are entitled to a fixed cumulative preferential dividend payable in preference to any divided on any other class of share in the Company. Following the Company's Initial Public Offering, this preferential dividend accrues at a rate of 6% per annum until redemption. Should the Company fail to pay any instalment of the preferential dividend when due, the dividend rate for all subsequent financial periods until redemption will be increased to 9% per annum. Prior to the date of the Initial Public Offering, the preferential dividend on the cumulative redeemable convertible preference shares increased annually at a rate of 1% per annum, up to a maximum of 9%.

The cumulative redeemable convertible shares preference shares confer a preferential right over the holders of other classes of share, after payment of the Company's liabilities, to the return of amounts paid up on those shares and any arrears and accruals of preferential dividend on any liquidation of the Company or other return of assets to shareholders.

Except in relation to any variation of the rights attaching to the cumulative redeemable convertible preference shares or in the case of a failure to redeem on the due date, the cumulative redeemable convertible preference shares do not carry any votes at any general meetings of the Company. The cumulative redeemable convertible preference shares may be converted at the option of the holder into fully paid common shares of 1p each at a conversion price equal to the price per share at which the Company's common shares of 1p each were admitted to the official list of the UK Listing.Authority on the Initial Public Offering, being £2.50 per common share of 1p each. Prior to the date of the Initial Public Offering this conversion right was dependant on the fair market price for the Company's shares, subject to a minimum conversion price of £2.20 per common share of 1p each and a maximum conversion price of £2.64 per common share of 1p each. The cumulative redeemable convertible preference shares are also convertible into common shares of 1p each on the happening of a majority sale of the Company at the price per common share of 1p each to be paid on any such majority sale, subject to a minimum conversion price of £2.20 per common share of 1p each and a maximum conversion price of £2.64 per common share of 1p each.

Preference shares of US$0.01
The bye-laws of the Company adopted in 2002 provided that the Board was authorised to issue the preference shares in one or more series on such terms and with such rights as the Board might determine, provided that those terms and rights could not grant to the preference shares rights which rank in priority to the cumulative redeemable convertible preference shares.

No preference shares were issued and on 27 May 2003 this class of shares was cancelled.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Founder shares of US$1

On its incorporation on 1 February 2002, the Company issued 12,000 founder shares of US$1 each. These shares were nil paid. Following the Scheme of Arrangement these shares were repurchased for US$1 and cancelled.

Share option schemes

The Group had three share option schemes operative during 2002 and 2003: the Benfield Holdings Limited 1998 Share Option Scheme ("1998 Share Option Scheme"), the Benfield Group Limited 2002 Incentive Plan ("2002 Incentive Plan") and the Benfield Group Limited 2003 Performance Incentive Plan ("2003 PIP"). The 1998 Share Option Scheme was approved by shareholders in 1998 and ceased to be available for the issue of new awards with effect from the Scheme of Arrangement.

The 2002 Incentive Plan was approved by shareholders in May 2003 and it is not intended that any new awards will be made under this plan since the date of the Initial Public Offering. The 2003 PIP was approved by shareholders in May 2003 to take effect from the date of the Initial Public Offering as currently the Company's sole incentive plan.

During the year ended 31 December 2003, options over 12,430,770 common shares of 1p each (2002: 244,739 common shares of US$0.01 each) were exercised. During the year ended 31 December 2003 options over 37,500 common shares of 1p each (2002: 69,501 common shares of US$0.01 each) lapsed. The number of common shares which are subject to options, the years in which the options were granted and the years in which the options may be exercised are given below.

All outstanding options under the 1998 Share Option Scheme were adjusted in May 2003 to reflect changes to the Company's share capital as noted above, where common shares of US$0.01 each were sub-divided into 5 common shares of 1p each. The exercise prices noted in the table below reflect these adjustments. There were no performance conditions governing the exercise of the 'A' options under the 1998 Share Option Scheme. The performance conditions attached to the 'B' options under the 1998 Share Option Scheme were deemed by the Board to have been satisfied in connection with the Scheme of Arrangement.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Year of grant	Exercise price (pence)	Exercise period commencing	Exercise period ending	2003 Number of common shares of 1p	2002 Number of common shares of US$0.01
1998 Share Option Scheme					
'A' Options					
1998	2	1 January 2001	21 December 2008	-	211,375
1999	2	1 January 2001	25 February 2009	-	23,687
1999	2	1 January 2001	26 August 2009	-	187,500
2000	104	1 May 2003	27January 2004	-	3,333
2000	104	1 May 2003	27 July 2010	1,454,625	769,375
2000	104	1 May 2003	30 October 2010	31,250	6,250
2001	104	1 May 2004	17 May 2011	-	37,500
2001	220	1 May 2004	6 December 2011	500,000	100,000
2001	104	1 May 2001	27 December 2011	362,500	72,500
2001	104	1 May 2002	27 December 2011	362,500	72,500
2001	104	1 May 2002	27 December 2011	362,500	72,500
2001	84	10 September 2002	27 December 2011	250,000	50,000
2001	220	1 May 2004	27 December 2011	222,500	44,500
2002	220	1 May 2004	27 December 2011	250,000	50,000
2002	0.4	1 November 2002	23 January 2012	191,665	55,831
2002	0.4	1 November 2003	23 January 2012	383,335	111,666
2002	220	1 May 2004	23 January 2012	2,650,000	590,000
2002	200	1 May 2004	23 January 2012	-	125,000
2002	220	1 May 2004	23 January 2012	-	56,250
2002	220	1 January 2005	23 January 2012	250,000	50,000
2002	220	1 May 2004	29 April 2012	875,000	175,000
2002	220	1 January 2005	29 April 2012	250,000	50,000
2002	220	1 January 2005	19 May 2012	62,500	12,500
2002	220	1 May 2004	22 August 2012	112,500	28,750
2002	220	1 May 2004	28 August 2012	51,250	10,250
				8,622,125	2,966,267
'B' Options					
1998	2	1 January 2001	21 December 2008	-	528,125
1999	2	1 January 2001	25 February 2009	-	23,687
1999	84	1 January 2003	9 December 2009	125,000	225,000
2000	104	1 May 2003	27 July 2010	996,875	568,125
2000	104	1 May 2003	30 October 2010	25,000	11,250
2001	200	1 May 2004	27 December 2011	222,500	44,500
2002	200	1 May 2004	23 January 2012	-	125,000
2002	84	1 October 2002	23 June 2012	75,000	15,000
				1,444,375	1,540,687

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Year of grant	Exercise price (pence)	Exercise period commencing	Exercise period ending	2003 Number of common shares of 1p
2002 Incentive Plan				
2003	1	12 June 2004	11 June 2014	2,139,583
2003	1	12 June 2005	11 June 2014	2,139,583
2003	1	12 June 2006	11 June 2014	2,139,584
2003	250	12 June 2004	11 June 2014	2,979,968
2003	250	12 June 2005	11 June 2014	2,979,968
2003	250	12 June 2006	11 June 2014	2,979,967
				15,358,653

Deferred share units
In May 2001, the Group established the Benfield 2001 Deferred Share Unit Retention Plan and the Benfield 2001 Deferred Share Unit Retention Plan for California Employees for employees of the Group based in the United States (collectively the "DSU Plans"). The Company has previously confirmed that it does not intend to issue any further awards under the DSU Plans.

The DSU Plans authorised a committee to grant non-vested deferred share units which vest on a specified vesting date.

The number of deferred share units in issue giving the participants the right to receive an equivalent number of common shares of 1p in the Company provided they are still an employee of the Group on the relevant vesting date is shown below:

	Number of common shares of 1p
Vesting date	
30 June 2004	482,470
30 September 2004	333,335
	815,805

In addition a further 200,885 deferred share units have vested but remain in issue due to holders electing to defer their distribution date in accordance with the rules of the DSU Plans.

Deferred share units have also been granted under the 2002 Incentive Plan to employees in the United States. The number of deferred share units in issue giving the participants the right to receive an equivalent number of common shares of 1p in the Company provided they are still an employee of the Group on the relevant vesting date is shown below:

	Number of common shares of 1p
Vesting date	
12 June 2004	763,890
12 June 2005	763,890
12 June 2006	763,891
	2,291,671

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

26. RESERVES

Group	Share premium £'000	Merger reserve £'000	Other reserves £'000	Profit and loss account £'000	Total £'000
At 1 January 2003 as previously reported	-	131,750	4,500	(76,650)	59,600
Prior year adjustment	-	-	-	4,960	4,960
At 1 January 2003 restated		131,750	4,500	(71,690)	64,560
Net exchange adjustments	-	-	-	(3,317)	(3,317)
Common shares issued for cash	110,005	-	-	-	110,005
Common shares issued to employees	21,864	-	-	(8,601)	13,263
Payment of partly paid common shares	769	-	-	-	769
Capital restructuring (note 25)	-	(1,618)	-	-	(1,618)
Retained profit for the year	-	-	-	(3,540)	(3,540)
Provision for deferred share units and share options	-	-	-	24,952	24,952
Amortisation of issue costs on cumulative redeemable convertible preference shares	-	-	-	126	126
Increase of interest from associate to subsidiary undertaking	-	-	-	421	421
At 31 December 2003	132,638	130,132	4,500	(61,649)	205,621

Issue costs of £13,046,000 have been offset against the premium on common shares of 1p each issued in the year.

Group other reserves represent a transfer of retained earnings to non-distributable reserves in Benfield Ellinger Limited in 1997.

Cumulative goodwill relating to acquisitions made prior to 1 January 1998, which has been eliminated against reserves, amounted to £110,725,000 as at 31 December 2003 and 2002.

The prior year adjustment relates to the implementation of FRS 5 Application Note G.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Company	Share premium £'000	Other reserves £'000	Profit and loss account £'000	Total £'000
At 1 January 2003	-	420,823	(16,788)	404,035
Common shares issued for cash	110,005	-	-	110,005
Common shares issued to employees	21,864	-	(8,601)	13,263
Payment of partly paid common shares	769	-	-	769
Capital restructuring (note 25)	-	(1,618)	-	(1,618)
Retained profit/(loss) for the year	-	-	(21,738)	(21,738)
Provision for deferred share units and share options	-	-	24,952	24,952
Amortisation of issue costs on cumulative redeemable convertible preference shares	-	-	126	126
At 31 December 2003	132,638	419,205	(22,049)	529,794

Following the Scheme of Arrangement, the Company recorded its investment in Benfield Holdings Limited at a value attributed by the Directors. Under the Bermuda Companies Act 1981, the difference between this value and the nominal value of the share capital issued on redomiciliation gives rise to a contributed surplus which, under United Kingdom Accounting Standards has been included within other reserves. Under the Bermuda Companies Act 1981 the contributed surplus is treated as a distributable reserve.

27. NON-EQUITY SHAREHOLDERS' FUNDS

Group and Company	2003 £'000	2002 £'000
Non-equity interests		
Cumulative redeemable convertible preference shares	41,210	41,883

28. CASH FLOW

(a) Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

	2003 £'000	2002 (Restated) £'000
Operating profit	46,945	27,317
Amortisation of intangible assets	9,426	9,968
Depreciation of tangible fixed assets	9,890	12,158
Gain on disposal of current asset investments	(5,950)	-
Cost of shares gifted during the year	140	361
Cost of share options issued	24,952	4,927
Decrease/(increase) in debtors	7,914	(11,624)
Decrease in creditors	(10,387)	(6,070)
(Decrease)/increase in provisions for liabilities and charges	(4,827)	8,890
Translation differences on working capital items	7,063	(3,187)
Net cash inflow from operating activities	85,166	42,740

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

(b) Reconciliation of movement in net cash

	At 1 January 2003 £'000	Cashflow £'000	Other non-cash changes £'000	Exchange movements £'000	At 31 December 2003 £'000
Cash at bank and in hand	203,474	85,632	-	(8,522)	280,584
Deposits classified as liquid assets	(103,001)	85,053	-	8,820	(9,128)
	100,473	170,685	-	298	271,456
Debt due after more than one year					
- bank loans	161,322	(92,454)	(22,308)	(8,965)	37,595
- loan notes	200	(200)	-	-	-
	161,522	(92,654)	(22,308)	(8,965)	37,595
Debt due within one year					
- bank loans	19,379	(26,444)	25,571	1	18,507
- loan notes	9,037	(8,903)	-	-	134
	28,416	(35,347)	25,571	1	18,641
	189,938	(128,001)	3,263	(8,964)	56,236
Liquid resources	183,295	(125,404)	6,801	(8,820)	55,872
Net cash including fiduciary funds	93,830	173,282	3,538	442	271,092

Liquid resources comprise current asset investments and short-term deposits with banks which mature within 12 months of the date of inception.

The total net cash inflow/(outflow) during the year in respect of the movements in bank loans includes any arrangement costs paid in respect of new facilities (note 22).

(c) Movement in borrowings

	2003 £'000	2002 £'000
Debt due within one year:		
New secured bank loan and loan notes	21,082	-
Repayment of part of borrowings and loan notes	(55,562)	(31,632)
Debt due after more than one year:		
New secured bank loan	58,581	70,669
Repayment of part of borrowings and loan notes	(151,175)	(77,769)
Decrease in borrowings	(127,074)	(38,732)
Arrangement costs of bank loans	(927)	(1,867)
Cash outflow	(128,001)	(40,599)

(d) Cash flow relating to exceptional items

In the year ended 31 December 2003, operating cash flows included cash outflows of £2,667,000 in respect of professional fees related to the Initial Public Offering and £3,323,000 in respect of finance charges on termination of the Group's previous credit facilities and cash inflows of £16,807,000 in respect of the disposal of shares in Montpelier Re Holdings Limited.

In the year ended 31 December 2002, operating cash flows included cash outflows of £10,736,000 in respect of the settlement of litigation and related costs, £921,000 of severance payments, £7,563,000 guaranteed buyout bonus payment on dissolution of Benfield Greig LLC, £1,104,000 in respect of professional fees in respect of the Company's redomiciliation and £5,441,000 of professional fees in relation to the Company's initial plan to register in the United States.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

29. ACQUISITIONS

On 31 December 2003 the Group increased its interest in International Space Brokers, Inc. to 86% through the acquisition of a further 43% of the issued share capital for a cash consideration of US$3,750,000. This, together with the original consideration for the investment in International Space Brokers, Inc., resulted in total goodwill of £4,731,000 as follows:

	International Space Brokers, Inc. £'000	Provisional fair value adjustments - revaluations £'000	Total £'000
Intangible assets	260	(260)	-
Tangible assets	44	-	44
Debtors	727	-	727
Cash	1,130	-	1,130
Creditors	(1,192)	(203)	(1,395)
Minority interest	(120)	57	(63)
Net assets	849	(406)	443
Goodwill			4,731
Total consideration			5,174

The Group's investment in International Space Brokers, Inc. was previously accounted for as an associated undertaking and as a consequence of the additional investment is now accounted for as a consolidated subsidiary.

During the year ended 31 December 2002, the Group acquired an additional 27% interest in Wildnet Group Limited for a cash consideration of £154,000 resulting in goodwill of £154,000. In 2003, the Group acquired the remaining minority interests in Wildnet Group Limited that it did not already own for a total consideration of £156,000 resulting in additional goodwill of £156,000.

30. EMPLOYEES AND DIRECTORS

	2003 £'000	2002 £'000
Staff costs for the Group during the year		
Wages and salaries	113,198	117,844
Social security costs	11,997	10,964
Other pension costs (note 31)	9,809	9,053
Contractors	1,741	2,184
	136,745	140,045

	2003 Number	2002 Number
Average monthly number of people (including Executive Directors) employed		
International	798	762
US	633	637
Corporate	205	214
Contractors	47	41
	1,683	1,654

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

31. PENSION COMMITMENTS

The Group operates a number of pension schemes around the world. The assets of the money purchase schemes are held separately from those of the Group in independently administered funds. The pension charge for the year ended 31 December 2003 was £9,809,000 (2002: £9,053,000). There are no unpaid contributions outstanding as at 31 December 2003 (2002: £nil).

EW Blanch operated a defined benefit arrangement (the "Scheme") which was closed to the further accrual of benefits in December 1999. The Scheme is in the final stages of being wound up and it is expected that this will be completed during 2004.

Liabilities in respect of virtually all pensioner members of the Scheme were settled by the end of 2003, with liabilities in respect of the remainder settled on 21 January 2004. The remaining assets of the Scheme (market value of £2,383,000 as at 31 December 2003, invested in cash) are to be used to meet the remaining costs of winding up the Scheme. Once all expenses associated with the winding up of the Scheme have been settled any remaining assets are to be distributed to members who had benefits in the Scheme at 4 June 2003 by way of an additional transfer. In view of the above, the value of the liabilities of the Scheme as at 31 December 2003 are considered to be equal to the market value of assets of the Scheme as at that date and consequently the Scheme, which had a deficit of £3,253,000 at 31 December 2002, is not included within the 2003 figures below.

Benfield Greig Ellinger, Inc. operated a defined benefit arrangement in the United States which was closed to the further accrual of benefits in December 2001. As a result of the Group's restructuring, scheme members are being transferred to the existing Benfield Inc. profit sharing pension scheme. It is the Group's intention to terminate the defined benefit arrangement in 2004.

The above schemes were the only defined benefit schemes operated by the Group during the year ended 31 December 2003. The Group has an obligation to comply with the transitional rules of FRS 17 which include a requirement to make detailed note disclosures on actuarial scheme valuations and the impact that accounting for these valuations would have on the consolidated profit and loss account and consolidated balance sheet.

However, on winding up the schemes the basis used will be as required by legislation and not the basis required under FRS 17. The Group believes that assets and provisions currently held cover the costs that will arise on winding up the schemes and, consequently, the deficits reflected in the following FRS 17 disclosures will not result in any additional liabilities to the Group.

The most recent actuarial valuation of the Benfield Greig Ellinger, Inc. defined benefit pension scheme was at 31 December 2002. The valuations of the scheme used the projected unit method and were carried out by Norwich Union, professionally qualified actuaries. The principal assumptions made by the actuaries for the Benfield Greig Ellinger, Inc. scheme for the 3 years ended 31 December 2003 and for the Scheme for the 2 years ended 31 December 2002 were:

	2003 %	2002 %	2001 %
Rate of increase in pensions in payment (benefits accrued after 5 April 1997)	2.5%	2.5%	2.25%
Discount rate	6.25%	5.75% to 7.25%	5.50% to 6.50%
Inflation assumption	2.5%	2.5%	2.25%

The assets of the schemes and the expected rates of return were:

	2003 Long-term rate of return expected %	Value at 2003 £'000	2002 Long-term rate of return expected %	Value at 2002 £'000	2001 Long-term rate of return expected %	Value at 2001 £'000
Equities	9.5%	545	7.75% to 8.50%	2,180	7.75% to 8.50%	2,957
Gilts	N/A	-	4.50%	12,817	4.50%	13,106
Bonds	6.0%	274	5.50%	11	5.50%	11
Cash	N/A	-	3.00%	349	3.00%	267
Total market value of assets		819		15,357		16,341
Present value of scheme liabilities		1,248		19,165		18,080
Deficit in the scheme		(429)		(3,808)		(1,739)
Related deferred tax asset		167		1,273		554
Net pension liability		(262)		(2,535)		(1,185)

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

These amounts above were measured in accordance with the requirements of FRS 17. The FRS 17 requirements do not reflect the actual basis to be applied in the winding up of these schemes and these FRS 17 disclosures will not result in additional liabilities to the Group.

FRS 17 requires disclosure of these notional deficits in the financial statements of the Group. If the above amounts had been recognised in the financial statements at 31 December 2003, 2002 and 2001 the Group's net assets would have been £208,203,000, £62,688,000 and £50,902,000 respectively, and the profit and loss reserves would have been £(61,911,000), £(74,225,000) and £(64,821,000), respectively. In addition for the year ended 31 December 2003, £37,000 would be recognised as expected return on pension scheme assets, the Group would record a net interest cost of £80,000 and the consolidated statement of total recognised gains and losses would have a further gain of £32,000.

32. OPERATING LEASE COMMITMENTS

The Group had annual commitments under non-cancellable operating lease agreements in respect of properties, plant and equipment, for which the payments extend over a number of years, as follows:

	2003		2002	
	Property £'000	Plant and equipment £'000	Property £'000	Plant and equipment £'000
Lease expiry:				
Within one year	887	49	894	41
Within two to five years	5,618	75	5,863	45
After five years	5,066	-	6,039	-
	11,571	124	12,796	86

The Group has assigned a number of leasehold properties to third parties. Should the assignees fail to fulfil any obligation in respect of these leases, the Group may be liable for these defaults. These leases expire between 1 and 5 years. The potential annual operating lease liability in respect of these leases should the assignees default at 31 December 2003 is £892,000 (2002: £892,000).

33. POST BALANCE SHEET EVENT

The Group committed to sell its holding of warrants in Montpelier Re Holdings Limited on 15 March 2004. This resulted in the Group receiving gross proceeds of US$54,100,000.

34. CONTINGENT LIABILITIES

Proceedings relating to Superior National Insurance Group

Superior National Insurance Group ("Superior National"), a former customer of EW Blanch, is a defendant in arbitration proceedings with its reinsurers relating to workers' compensation reinsurance coverage that EW Blanch placed on its behalf. It is alleged by Superior National's reinsurers, among other things, that this reinsurance programme should be rescinded for alleged non-disclosure of material information. In March 2000, Superior National was put into conservatorship by the California Department of Insurance, which continues to defend the arbitration proceedings. In addition, other arbitrations and lawsuits are pending against Superior National arising out of business it ceded, in relation to which EW Blanch also acted as reinsurance intermediary. EW Blanch is not party to any of these lawsuits or arbitrations, nor, to date, has any claim or threat of a claim been made against it relating to its involvement in the placement of these reinsurance protections. However, it is possible if Superior National loses its arbitration proceedings, and as a result makes no reinsurance recoveries, EW Blanch could be pursued for damages in connection with an error and omission against it, or return of the reinsurance brokerage it previously received and recognised for the placement of this coverage. On the basis of professional advice received, the Directors do not currently believe that a material liability will flow to the Company from an error and omission claim or return of brokerage.

If all previously recognised and received brokerage for this programme were required to be returned, or if the Group were held liable for damages for an errors and omissions claim and the Group's insurance coverage proves to be inadequate or unavailable, it could have a material adverse effect on the Group's financial position.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Funded Unapproved Retirement Benefit Scheme ("FURBS")
In November 1997, the merger of the Group with Greig Fester Group Limited ("Greig Fester") triggered awards under various employee incentive schemes. Awards to most employees were satisfied by the way of cash and shares out of employee benefit trusts. However, in the case of some senior employees the awards were made directly by and at the discretion of the trustees of the employee benefit trust into FURBS set up by Grieg Fester for each individual. Based on professional advice received at the time, no income tax or national insurance contributions were made by the Company on behalf of the employees in respect of these awards by the trustees into their FURBS. The Inland Revenue continue to review documentation and implantation of the FURBS award arrangement. On the basis of professional advice received, the Directors are not currently of the view that a material liability will fall on the company and accordingly have made no provision. However, in the event of an unfavourable determination by the Inland Revenue, this matter could result in a significant adverse effect on the Group's financial position.

In addition, in the ordinary course of the Group's business it can be subject to claims for alleged errors and omissions made in connection with its broking activities. Such liabilities are provided for when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated.

Although the outcome of current claims and litigation cannot be known with any certainty, on the basis of current information, management consider that the ultimate determination of such claims and litigation will not have a material adverse effect on the consolidated financial position of the Group. However, it is possible that future results and cashflows could be materially affected by an adverse outcome arising from claims and litigation.

35. RELATED PARTY TRANSACTIONS

Transactions relating to Bluesure Limited
Under a restructuring plan during the year ended 31 December 2002, the Group's holding in Bluesure Limited ("Bluesure") was increased, initially to 82% and subsequently to 95% from the 13% held at the start of the year. Bluesure has been excluded from the consolidation and accounted for under the equity method of accounting as, under this restructuring, its majority stake was held for resale. The final stage of the restructuring was completed in March 2003 and as a result the Group's equity holding was reduced to 48%.

In the year ended 31 December 2002 the Group advanced funding to Bluesure of £6.4m. In the year ended 31 December 2003, as part of the restructuring referred to above, £7.5m of the loans advanced to Bluesure were converted into ordinary shares. Investments and loans, after provision for impairment, outstanding as at 31 December 2003 and 2002 were £0.8m and £2.7m, respectively. In each of the last two years the Group provided Bluesure with office space and general administrative services at no cost.

Transactions relating to International Space Brokers, Inc
The Group owns 86% (2002: 43%) of the ordinary shares in International Space Brokers, Inc ("ISB"). Grahame Chilton, a Director of the Company, was also a Director of ISB until 20 January 2004. The Group previously had a revenue sharing agreement with ISB, which generated £0.7m of revenue in 2003 (2002: £1.4m). ISB shares certain office space with the Group.

Transactions relating to International Catastrophe Managers, LLC
The Group owns 19.9% of the membership interests in International Catastrophe Managers, LLC ("ICM"), *a managing general agency. Rodman Fox, a* Director of the Company, is also a Director of ICM. ICM owes the Group approximately £0.9m at 31 December 2003 (2002: £1.2m), including accrued and unpaid interest, under a subordinated secured promissory note, dated 12 May 1999, which matures on 30 June 2006.

Transactions relating to Equity Partnership Limited
The Group owns 20% of the ordinary shares in Equity Partnership Limited ("Equity"). It also owns 850,000 preference shares in Equity and has agreed to subscribe for a further 150,000 preference shares at the option of Equity's board of directors.

Equity owns 70% of EPIC Asset Management Limited ("EPIC"), which, for a market-rate fee, provides the Group with discretionary investment management services in connection with approximately $50m of fiduciary assets that the Group has placed under EPIC's management pursuant to an investment management agreement dated 3 May 2002. The Group agreed to enter into a discretionary fund management agreement with EPIC pursuant to a shareholders' agreement, dated 9 August 2001, with respect to the investment in Equity.

Transactions relating to Benfield Premium Finance Limited
The Group owns 77% (2002: 80%) of the ordinary shares in Benfield Premium Finance Limited ("BPF"), a subsidiary undertaking. Grahame Chilton and John Whiter, Directors of the Company, are also Directors of BPF. The Group has committed, pursuant to a subscription and shareholding agreement dated 4 May 2001, to provide a maximum of £1.0m to BPF by way of debt or equity and to consider, in good faith, any reasonable requests for the provision of working capital loans or the guarantee of third party bank loans. The Group had advanced at 31 December 2003 a total of £7.0m (2002: £3.6m) in funding to BPF. The Group intends to apply a portion of this amount to satisfy the funding commitment under the subscription and shareholders' agreement. The Group has provided a letter to the auditors of BPF confirming it will provide financial support to the company.

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2003

Transactions relating to Benfield Sports International Limited
The Group owns 50% of the ordinary shares in Benfield Sports International Limited ("BSI"), an associated undertaking. Grahame Chilton and John Whiter, Directors of the Company, are also Directors of BSI. The Group currently provides BSI with general administrative services at no cost. The Group pays certain expenses on behalf of BSI and as of 31 December 2003 BSI owed the Group £0.1m (2002: £0.1m).

Transactions relating to Commission Freedom Holdings Limited
The Group owns 15% of the ordinary shares in Commission Freedom Holdings Limited ("CFHL"), an associated undertaking. Grahame Chilton, a Director of the Company, was also a Director of CFHL, resigning on 24 October 2003. During the year the Group provided an additional £0.2m (2002: £0.3m) to CFHL. The Group provided CFHL with office space and general administrative services at no cost. CFHL ceased to operate from the Group's offices during the year. At 31 December 2003 CFHL owed £0.5m to the Group, with a provision having been made for the full amount outstanding by CFHL.

Transactions involving Rodman Fox
At 31 December 2002, Rodman Fox, a Director of the Company, held a loan note of £4.2m payable by the Group and was also a beneficiary of a £4.2m loan made by the Group, both of which bore interest at 4.25% per annum. All amounts, both due to and due from Mr Fox, were settled on 8 May 2003.

36. COMPANIES IN THE CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements present the financial record of the Group for the year ended 31 December 2003. The following are the principal subsidiary undertakings that have been included in the consolidated financial statements.

			Effective interest at 31 December	
Company	Nature of business	Country of incorporation	2003	2002
Benfield Limited	Reinsurance intermediary	United Kingdom	100%	100%
Benfield, Inc.	Reinsurance intermediary	USA	100%	100%
Benfield Argentina SA	Reinsurance intermediary	Argentina	100%	100%
Benfield Asia Pte. Limited	Reinsurance intermediary	Singapore	100%	100%
Benfield Australia (Pty) Ltd	Reinsurance intermediary	Australia	100%	100%
Benfield Bratislava s.r.o	Reinsurance intermediary	Slovak Republic	100%	100%
Benfield do Brasil Ltda	Reinsurance intermediary	Brazil	100%	100%
Benfield Canada Limited	Reinsurance intermediary	Canada	100%	100%
Benfield Iberica SA	Reinsurance intermediary	Spain	100%	100%
Benfield (Mexico) SA de CV	Reinsurance intermediary	Mexico	100%	100%
Benfield München GmbH	Reinsurance intermediary	Germany	100%	100%
Benfield (New Zealand) Limited	Reinsurance intermediary	New Zealand	100%	100%
Benfield Paris SA	Reinsurance intermediary	France	100%	100%
Benfield Praha a.s.	Reinsurance intermediary	Czech Republic	100%	100%
Benfield (South Africa) (Pty) Limited	Reinsurance intermediary	South Africa	100%	100%
Benfield Bermuda Ltd	Reinsurance intermediary	Bermuda	100%	100%
Benfield Corredores de Seguros Ltda	Reinsurance intermediary	Chile	90%	90%
Benfield Corredores de Reasseguros Ltda.	Insurance intermediary	Chile	90%	90%
International Space Brokers, Inc.	Insurance intermediary	USA	86%	46%
Benfield Advisory Limited	Corporate finance and investment advisers	United Kingdom	100%	100%
Orbit Benefits Limited	Provision of financial services	United Kingdom	100%	100%
Orbit Protection Limited	Benefits consultancy	United Kingdom	100%	100%
Paragon Strategic Solutions, Inc	Provision of run-off services	USA	100%	100%
Wildnet Group Limited	Website designers and managers	United Kingdom	100%	78%
Benfield Premium Finance Ltd	Securitised insurance premium financing	United Kingdom	77%	80%

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BENFIELD GROUP LIMITED (A COMPANY INCORPORATED IN BERMUDA)

For the year ended 31 December 2003

As explained in the Accounting Policies note, in accordance with the provisions of the Bermuda Companies Act 1981, the Directors have elected to prepare their annual report and the financial statements using accounting standards, policies and methodologies and disclosure requirements as if the company was incorporated in England and required to comply with the provisions of the Companies Act 1985 and the Listing Rules of the Financial Services Authority in the United Kingdom.

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds, the consolidated balance sheet, the Company balance sheet, the consolidated cashflow statement and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ("the auditable part").

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 90 of the Bermuda Companies Act 1981 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the applicable provisions of the Companies Act 1985 in the United Kingdom. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Financial Highlights, the Chairman's Statement, the Chief Executive's Review, the Business Review, the Financial Review, the Directors' Report, the unaudited part of the Directors' Remuneration Report and the Corporate Governance statement.

We review whether the Corporate Governance statement reflects the Company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BENFIELD GROUP LIMITED (A COMPANY INCORPORATED IN BERMUDA)
For the year ended 31 December 2003

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2003 and the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

Chartered Accountants

London

15 March 2004

Notes:

(a) The maintenance and integrity of the Benfield Group Limited website are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

NOTES

NOTES

NOTES

Our primary objective is to make our customers more successful. We characterise this by a commitment to building long-term relationships with customers through a creative approach to problem-solving and superior levels of service. Our flexible structure allows the right people, from a pool of over 1700 insurance and reinsurance professionals worldwide, to be allocated to the task regardless of their location or team.



GLOBAL REACH



Atlanta, USA
+1 678 297 0784

Auckland, New Zealand
+64 9 309 9154

Boston, USA
+1 617 556 5100

Bratislava, Slovak Republic
+421 2 502 19 129

Brussels, Belgium
+32 2 709 21 95

Buenos Aires, Argentina
+54 11 5288 9500

Dallas, USA
+1 214 756 7000

Hamilton, Bermuda
+1 441 296 4546

Istanbul, Turkey
+90 212 352 2770

Johannesburg, South Africa
+27 11 726 5755

Kansas City, USA
+1 913 982 4300

London, UK
+44 20 7578 7000

Los Angeles, USA
+1 818 223 8719

Madrid, Spain
+34 91 591 9530

Mexico City, Mexico
+52 55 5598 23 98

Minneapolis, USA
+1 952 886 8000

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+91 22 2415 4215

Munich, Germany
+49 89 2420 880

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+1 917 320 4500

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+33 1 4463 1300

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+1 215 255 4000

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+1 412 375 6400

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+420 234 618 331

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+55 21 2518 2108

Rome, Italy
+39 06 68 134 133

San Francisco, USA
+1 415 398 6380

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+56 2 234 3868

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+86 21 6888 6386

Singapore, Singapore
+65 6582 7797

Sydney, Australia
+61 2 8209 4212

Tokyo, Japan
+81 3 3219 8231

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+1 416 366 7838

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+1 604 980 2127

Westport, USA
+1 203 291 2100

55 Bishopsgate
London EC2N 3BD
United Kingdom
T +44 20 7578 7000
F +44 20 7578 7001

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 19 May 2004 at 55 Bishopsgate London EC2N 3BD

Present:	J L P Whiter G D Chilton	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan one individual has requested to exercise his options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Mark Birrell – 100,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Friday 30 April 2004
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the Deferred Share Unit ("DSU") plan, a total of 11,755 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 30 April 2004 these DSU's are to be distributed to the following individual:-

Sue Reed – 11,755 Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individual concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificate.

....
Director

Extract of the Annual General Meeting
of Benfield Group Limited
held at The Gibson Hall, 13 Bishopsgate London EC2N 3BA
at 12.00 noon on Tuesday 27 April 2004

Resolution 6 – Disapplication of Pre-emption Rights

The Chairman proposed:

> TO approve by way of a Special Resolution that in accordance with Bye-law 51.D (1) the Directors be given authority to allot relevant securities for cash, as if the provisions of Bye-law 51.C (1) did not apply to such allotments.

This resolution was put to the vote and carried on a show of hands.

Certified as a true extract of the minutes

Paul C Waters

....

Paul Waters
Head of Company Secretariat

Benfield
julianne.jessup@benfieldgroup.com

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

END

AGMIRMBTMMBTBRI

35

Benfield Group Ld - AGM Statement

RNS Number:0369Y
Benfield Group Limited
27 April 2004

BENFIELD GROUP LIMITED AGM TRADING STATEMENT

27 April 2004, London, UK. At its AGM today, Benfield Group Limited, the world's leading independent reinsurance intermediary, reported that renewals of business in the early part of 2004, in both the International and the US divisions, were as anticipated and there have been significant new business wins. Pressure on property catastrophe pricing continued but casualty pricing remained firm and the group expects these trends to continue for the remainder of this year.

Grahame Chilton, Chief Executive of Benfield commented, 'Prospects for our business remain excellent. The Board is pleased with the growth being achieved in core business areas and with the number and quality of opportunities for the further development of the business.'

-ENDS-

For further information, please contact:

Media
David Bogg/Alison Burgess +44 (0) 20 7578 7000
Benfield
david.bogg@benfieldgroup.com
alison.burgess@benfieldgroup.com

David Haggie/Peter Rigby +44 (0) 20 7417 8989
Haggie Financial
david.haggie@haggie.co.uk
peter.rigby@haggie.co.uk

Analysts/Investors
Julianne Jessup +44 (0) 20 7578 7425

24. Name of contact and telephone number for queries

Paul Waters 0207 522 3806

25. Name and signature of authorised company official responsible for making this notification

Paul Waters - Company Secretary

Date of Notification

23 April 2004

END

RDSPUUBPCUPCGQW

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Common Shares of 1p Each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Nil

22. Total number of shares or debentures over which options held following this notification

i) Nil

ii) 918,460 Share Awards

iii) Nil

23. Any additional information

The Matching shares will vest on 23 April 2007 provided that:

* The Purchased shares are retained until the 23rd April 2007;
* The Director remains an employee of the Group;

* The Matching common shares would only vest in full if the percentage growth in the Group's normalised Earnings Per Share ('EPS') (before goodwill amortisation) over the three-year performance period exceeds the percentage growth in the retail price index ('RPI') over that period by 18%. If growth in the Group's normalised EPS is less than 9% in excess of RPI during that three year period, no matching common shares will vest. If growth in the Group's normalised EPS is between 9% and 18% in excess of the RPI for that three year period then the matching common shares will only vest on a pro rata basis.

i) Rod Fox

- Rodman Reeder Fox - 7,307,254 shares

- RRFox II LP - 515,000 shares

- RRFox LP - 505,000 shares

ii) David Spiller

- David Hutchinson Spiller - 2,151,212 shares

- Mrs Unni Spiller - 65,045 shares

- HSBC Global Custody Nominee (UK) Ltd 813740 acct - 931,177 shares

iii) Grahame Chilton - 21,951,247 shares

16. Total percentage holding of issued class following this notification

i) 3.43%

ii) 1.29%

iii) 9.05%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

23 April 2004

18. Period during which or date on which exercisable

23 April 2007

i) 0.0179%

ii) 0.0314%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Common Shares of £0.01 Each

12. Price per share

£2.61 per share for Purchased shares

13. Date of transaction

19 April 2004

14. Date company informed

20 April 2004

15. Total holding following this notification

- RRFox II LP - 515,000 shares

- RRFox LP - 505,000 shares

ii) David Spiller

- David Hutchinson Spiller - 2,107,752 shares

- Mrs Unni Spiller - 65,045 shares

- HSBC Global Custody Nominee (UK) Ltd 813740 acct - 931,177 shares

iii) Grahame Chilton - 21,875,000 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase and Award of Matching shares under the 2003 Performance Incentive Plan

7. Number of shares / amount of stock acquired

i) 21,062 shares purchased, with 21,062 Matching Awards granted on 23 April 2004

ii) 43,460 shares purchased, with 43,460 Matching Awards granted on 23 April 2004

iii) 76,247 shares purchased, with 76,247 Matching Awards granted on 23 April 2004.

8. Percentage of issued class

In respect of Purchased shares:

i) 0.0086%

34

Benfield Group Ld - Director Shareholding

RNS Number:9650X
Benfield Group Limited
23 April 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Benfield Group Limited

2. Name of director

Rod Fox (i)

David Spiller (ii)

Grahame Chilton (iii)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

i) Rod Fox

- Rodman Reeder Fox - 7,286,192 shares

33

Benfield Group Ld - Director Shareholding

RNS Number:8891X
Benfield Group Limited
22 April 2004

Date: 22 April 2004

Issued by: Benfield Group Limited

To: London Stock Exchange

The Benfield Greig Group plc 1998 Employee Benefit Trust (the 'Trust')

The Company has been notified that, on 20 April 2004, Abacus Corporate Trustee Limited, in their capacity as Trustees of the Trust, sold 652,786 Common 1p shares of Benfield Group Limited (the 'Company') at a price of £2.61 per share, to participants of the 2003 Benfield Performance Incentive Plan.

As potential beneficiaries of the Trust, the executive directors of the Company are deemed to have a beneficial interest in the Trust's shares.

As at the close of business on 20 April 2004, the Trust held a total of 8,910,914 Common 1p shares of the Company, which represents 3.67% of the total number of Common 1p shares of the Company currently in issue.

/ends....

For further information, please contact:

Paul Waters (Head of Company Secretariat)	+44 (0) 20 7522 3806	Paul.waters@benfieldgroup.com
David Bogg (Media)	+44 (0) 20 7522 4016	david.bogg@benfieldgroup.com
Julianne Jessup (Analysts/Investors)	+44 (0) 20 7578 7425	julianne.jessup@benfieldgroup.com

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD.

32

Benfield Group Ld - Disposal

RNS Number:6806X
Benfield Group Limited
16 April 2004

16 April 2004

Benfield Sells Wildnet Group Limited to a Consortium of Investors

Benfield Group Limited ('Benfield) announces the sale of Wildnet Group Limited, a subsidiary providing technology solutions to the insurance and reinsurance industry, to a consortium of private investors. The sale took place for a nominal consideration.

-ENDS-

For further information, please contact:

Media
David Bogg/Alison Burgess +44 (0) 20 7578 7000
david.bogg@benfieldgroup.com
alison.burgess@benfieldgroup.com

Investor Relations
Julianne Jessup +44 (0) 20 7578 7425
julianne.jessup@benfieldgroup.com

Notes to Editors

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD.
www.benfieldgroup.com

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Tuesday 13 April 2004
at 55 Bishopsgate London EC2N 3BD

Present:	J L P Whiter G D Chilton	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan one individual has requested to exercise his options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

David Kettlewell – 8,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

30

BENFIELD

BENFIELD GROUP LIMITED

Annual General Meeting
at 12.00 noon on 27 April 2004

BENFIELD

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Benfield Group Limited ("the Company") will be held at The Gibson Hall, 13 Bishopsgate, London EC2N 3BA at 12.00 noon on Tuesday 27 April 2004 for the transaction of the following business:

1. To receive the report of the directors, the financial statements and the auditor's report for the year ended 31 December 2003.

2. To declare a final dividend of 6 pence per Common Share of £0.01 each, such dividend payable on 14 May 2004 to holders on the register of members at the close of business on 26 March 2004.

3(i) In accordance with Bye-law 12(2) of the Company's Bye-laws Rod Fox shall retire from office and offer himself eligible for re-appointment.

3(ii) In accordance with Bye-law 12(2) of the Company's Bye-laws Paul Roy shall retire from office and offer himself eligible for re-appointment. He is a member of the Audit and Remuneration Committees.

3(iii) In accordance with Bye-law 12(2) of the Company's Bye-laws Andrew Fisher shall retire from office and offer himself eligible for re-appointment. He is a member of the Audit and Remuneration Committees.

4. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next general meeting at which financial statements are laid before the Company and authorise the directors to fix their remuneration.

5. In accordance with Bye-law 51.B of the Company's Bye-laws, the Directors be authorised to allot relevant securities up to a maximum nominal amount of £242,422 until the fifth anniversary of the date of this resolution.

6. To approve by way of a Special Resolution that in accordance with Bye-law 51.D (1) the Directors be given authority to allot relevant securities for cash, as if the provisions of Bye-law 51.C (1) did not apply to such allotments

7. To approve the Directors' Remuneration Report

By order of the Board

Paul C Waters
Head of Company Secretariat
15 March 2004

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda
Registered Number: 31639

NOTES

1. If you have sold or otherwise transferred all your Common Shares or Convertible Preference Shares in Benfield Group Limited, please send this document and the accompanying Form of Proxy to the purchaser or transferee as soon as possible.
2. Only the holders of Common Shares are entitled to attend the Meeting and vote.
3. The holders of the Convertible Preference Shares are entitled to attend the Meeting but not to vote.
4. A member entitled to attend and vote can appoint a proxy or proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company.
5. A Form of Proxy is provided. To be effective, a Form of Proxy must be completed, signed and (together with the original or notarially certified copy, of any power of attorney or other authority under which it is executed) lodged with Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 48 hours before the time appointed for the Meeting.
6. Deposit of a completed Form of Proxy will not preclude a member from attending the Meeting and voting in person.
7. Details of the Directors' interests in the shares of the Company will be available for inspection at the head office of the company between 9:00 a.m. and 5:00 p.m. on any week day (except Saturdays, Sundays and public holidays) until the date of the Meeting and at the place of the Meeting for a period of 15 minutes prior to the Meeting, and at the Meeting.
8. If you hold Depositary Interests representing Benfield Common Shares, by completing this Form you will be appointing Capita IRG Trustees Limited, the Depositary, to vote on your behalf at the meeting.

BUSINESS REPLY SERVICE
Licence No MB122

1

Capita Registrars (Proxies)
PO Box 25
Beckenham
Kent BR3 4BR


LIVERPOOL STREET
LIVERPOOL STREET
LONDON WALL
CAMOMILE STREET
BISHOPSGATE
OLD BROAD STREET
BENFIELD GROUP
GIBSON HALL
PRINCE'S STREET
BANK
THREADNEEDLE STREET
BISHOPSGATE
POULTRY
LEADENHALL STREET
VICTORIA STREET
WALBROOK
KING WILLIAM STREET
CANNON STREET
EASTCHEAP
CANNON STREET
MONUMENT

Form of Proxy

I/We

Of

being (a) holder(s) of Common Shares in Benfield Group Limited, hereby appoint the Chairman of the Meeting (see note 1)

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the company held at 12.00 noon on Tuesday 27 April 2004 and at any adjournment thereof. The proxy is to vote as instructed in respect of the business specified in the Notice of Annual General Meeting as summarised below:

	For	Against	Abstain
1. Directors' Report and Financial Statements			
2. To declare a final dividend of 6 pence per Common Share			
3. Re-appointment of:			
3(i) Rod Fox			
3(ii) Paul Roy*			
3(iii) Andrew Fisher*			
4. Re-appointment and remuneration of auditors			
5. Authority to allot shares			
6. Disapplication of pre-emption rights			
7. To approve the Directors' Remuneration Report			

* Member of the Audit Committee and Remuneration Committee.

Unless otherwise instructed, the proxy may vote or abstain from voting as he/she thinks fit.

Please sign here Date

NOTES

1. Or delete the words "the Chairman of the Meeting" and insert the name of the person you wish to be your proxy. If such words are not deleted and the name or names of the proxy or proxies is/are named on this Form the Chairman shall not be entitled to vote as proxy. Any alterations must be initialled. If more than one person is appointed to act as proxy the number of shares in respect of which each such proxy must vote must be specified. In the absence of any specific direction a proxy shall be deemed to be entitled to vote in respect of all the shares in the relevant holding.
2. To be effective, a Form of Proxy must be completed, signed and (together with the original or notarially certified copy of any power of attorney or other authority under which it is executed) lodged with Capita Registars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 48 hours before the time appointed for the Meeting.
3. Where the appointor is a body corporate this Form of Proxy must be executed by it (under its common seal if applicable) or be signed on its behalf by an attorney or duly authorised officer of the body corporate.
4. In the case of joint holders, the signature of any one holder will be sufficient but the names of all the holders should be stated and the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.
5. Deposit of a completed Form of Proxy will not preclude a member from attending the Meeting and voting in person. A proxy need not be a member of the Company. If this Form is completed without any indication as to how the person(s) appointed shall vote such person(s) will exercise their own discretion as to how to vote or to abstain from voting.
6. Unless instructed otherwise the proxy may also vote or abstain from voting as he or she thinks fit on any other business which may properly come before the meeting including amendments to resolutions.
7. If you hold Depositary Interests representing Benfield Common Shares, by completing this Form you will be appointing Capita IRG Trustees Limited, the Depositary, to vote on your behalf at the meeting.

Shareholder Admission Card

The Benfield Group Annual General Meeting will be held at:

The Gibson Hall
13 Bishopsgate
London EC2N 3BA

On Tuesday 27 April 2004 at 12 noon

If you come to the Annual General Meeting, please bring this card with you, as it will help the reception team speed your entry.